Exhibit 99.1

In this Annual Information Form, we, us, our and BCE mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates. MTS means, as the context may require, until March 17, 2017, either Manitoba Telecom Services Inc. or, collectively, Manitoba Telecom Services Inc. and its subsidiaries; and Bell MTS means, from March 17, 2017, the combined operations of MTS and Bell Canada in Manitoba. Bell Aliant means, until December 31, 2014, collectively, Bell Aliant Inc., its subsidiaries and associates.

Each section of BCE’s 2015, 2016 and 2017 management’s discussion and analysis of financial condition and results of operations (BCE 2015 MD&A, BCE 2016 MD&A and BCE 2017 MD&A, respectively) and each section of BCE’s 2017 consolidated financial statements that is referred to in this Annual Information Form is incorporated by reference herein. The BCE 2015 MD&A, BCE 2016 MD&A, BCE 2017 MD&A and BCE 2017 consolidated financial statements have been filed with the Canadian provincial securities regulatory authorities (available at sedar.com) and with the United States (U.S.) Securities and Exchange Commission (available at sec.gov). They are also available on BCE’s website at BCE.ca.

All dollar figures are in Canadian dollars, unless stated otherwise. The information in this Annual Information Form is as of March 8, 2018, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.

Trade-marks: The following are trade-marks referred to and used as such in this Annual Information Form that BCE Inc., its subsidiaries, joint arrangements, associates or other entities in which we hold an equity interest, own or use under licence. BCE is a trade-mark of BCE Inc.; Aliant, Alt TV, Bell, Bell Canada, Bell Centre, Bell Media, Bell Mobility, Bell MTS, Bell Total Connect, Bell TV, Fibe, Let’s Talk, MTS, Q9, Q9 Networks and TV Everywhere are trade-marks of Bell Canada; Astral, Astral Media, BNN, CraveTV, CTV, CTV GO, CTV Two, Space, The Movie Network, TMN, TMN Encore and TMN GO are trade-marks of Bell Media Inc.; Lucky Mobile is a trade-mark of Bell Mobility Inc.; AlarmForce is a trade-mark of AlarmForce Industries Inc.; Discovery and Discovery GO are trade-marks of Discovery Communications, LLC; Expertech is a trade-mark of Expertech Network Installation Inc.; ExpressVu is a trade-mark of Bell ExpressVu Limited Partnership; Glentel, WIRELESSWAVE, Tbooth Wireless and WIRELESS etc. are trade-marks of Glentel Inc.; HBO Canada is a trade-mark of Home Box Office Inc.; Historia is a trademark of 8504644 Canada Inc.; iHeartRadio is a trade-mark of iHM Identity Inc.; MLSE is a trade-mark of Maple Leaf Sports & Entertainment Ltd.; Montreal Canadiens is a trade-mark of Le Club de Hockey Canadien Inc.; Northwestel is a trade-mark of Northwestel Inc.; Séries+ is a trademark of 8504652 Canada Inc.; The Source is a trade-mark of The Source (Bell) Electronics Inc.; TSN, TSN GO, RDS and RDS GO are trade-marks of The Sports Network Inc.; Virgin Mobile Canada is a trade-mark of Virgin Enterprises Limited.

We believe that our trade-marks are very important to our success and take appropriate measures to protect, renew and defend them. Any other trade-marks used in this Annual Information Form are the property of their respective owners.

© BCE Inc., 2018. All rights reserved.

Table of contents

			ANNUAL INFORMATION FORM	PARTS OF MD&A AND FINANCIAL STATEMENTS INCORPORATED BY REFERENCE (REFERENCES ARE TO PAGES OF THE BCE 2017 ANNUAL REPORT, EXCEPT WHERE OTHERWISE INDICATED)
1	Caution regarding forward-looking statements		2	44-45; 61-62; 69-70; 76-77; 97-102
2	Corporate structure		4
	2.1	Incorporation and registered office	4
	2.2	Subsidiaries	4
3	Description of our business		5
	3.1	General summary	5	31-34; 49; 58; 65; 61-62; 69; 70; 76; 79
	3.2	Strategic imperatives	5	40-43
	3.3	Competitive strengths	6
	3.4	Marketing and distribution channels	8
	3.5	Networks	9
	3.6	Employees	11
	3.7	Corporate responsibility	12
	3.8	Competitive environment	14	45-46; 60-62; 68-69; 71; 74-77
	3.9	Regulatory environment	14	91-96
	3.10	Intangible properties	15
4	General development of our business – three-year history		16
	4.1	Transactions	16
	4.2	Corporate initiatives	17	42-43; 41-42(1); 44-45(2);
	4.3	Regulatory environment	18	91-96; 90-94(1); 93-97(2)
5	Our capital structure		19
	5.1	BCE securities	19	155-156
	5.2	Bell Canada debt securities	20	145-146
	5.3	Credit Ratings	21
	5.4	Trading of our securities	24
6	Dividends and dividend payout policy		26	35-37
7	Our directors and executive officers		27
	7.1	Directors	27
	7.2	Executive officers	28
	7.3	Directors’ and executive officers’ share ownership	28
8	Legal proceedings		29
9	Interest of management and others in material transactions		32
10	Interest of experts		32
11	Transfer agent and registrar		32
12	For more information		32
13	Schedule 1 – Audit Committee information		33
14	Schedule 2 – Audit Committee charter		36

(1)	References to parts of the BCE 2016 MD&A contained in BCE’s annual report for the year ended December 31, 2016 (BCE 2016 Annual Report).
(2)	References to parts of the BCE 2015 MD&A contained in BCE’s annual report for the year ended December 31, 2015 (BCE 2015 Annual Report).

BCE Inc. 2017 ANNUAL INFORMATION FORM 1

1	Caution regarding forward-looking statements

1 Caution regarding forward-looking statements

Certain statements made in this Annual Information Form are forward-looking statements. These statements include, without limitation, statements relating to our network deployment and capital investment plans, BCE’s dividend growth objective, 2018 annualized common share dividend and common share dividend payout policy, the expected timing and completion of the proposed acquisition of French-language specialty channels Séries+ and Historia, our business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the U.S. Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this Annual Information Form describe our expectations as at March 8, 2018 and, accordingly, are subject to change after that date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this Annual Information Form for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Forward-looking statements made in this Annual Information Form are based on a number of assumptions that we believed were reasonable, as at March 8, 2018. Refer in particular to the sections of the BCE 2017 MD&A entitled Business outlook and assumptions on pages 44, 45, 61, 62, 69, 70, 76 and 77 of BCE’s annual report for the year ended December 31, 2017 (BCE 2017 Annual Report) for a discussion of certain key economic, market and operational assumptions we have made in preparing forward-looking statements. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously mentioned forward-looking statements and other forward-looking statements contained in this Annual Information Form include, but are not limited to:

  the intensity of competitive activity, including from new and emerging competitors, and the resulting impact on the cost of retaining existing customers and attracting new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements the inability to protect our physical and non-physical assets, including networks, IT systems, offices, corporate stores and sensitive information, from events and attacks such as cyber threats, damage from fire and natural disasters the adverse effect of the fundamental separation of content and connectivity, which is changing our television (TV) and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market competition with global competitors, in addition to traditional Canadian competitors, for programming content, which could drive significant increases in content acquisition costs and challenge our ability to secure key content

2 BCE Inc. 2017 ANNUAL INFORMATION FORM

	1	Caution regarding forward-looking statements

  adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts the failure to optimize network and IT deployment or upgrade timelines, accurately assess the potential of new technologies, or invest and evolve in the appropriate direction the failure to continue to invest in a disciplined and strategic manner in next-generation capabilities, including real-time information-based customer service strategies the inability to drive a positive customer experience resulting, in particular, from the failure to embrace new approaches and challenge operational limitations the complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe and secure environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures or provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors or whether BCE’s dividend payout policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities, including unauthorized use of our content and the theft of our TV services events affecting the continuity of supply of products and services that we need to operate our business and to comply with various obligations from our third-party suppliers, outsourcers and consultants the failure of our procurement and vendor management practices to address risk exposures associated with existing and new supplier models the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards security and data leakage exposure if security control protocols applicable to our cloud-based solutions are bypassed unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices the inability to maintain customer service and keep our key networks operational in the event of epidemics, pandemics and other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters the expected timing and completion of the proposed acquisition of French-language specialty channels Séries+ and Historia, which is subject to approval by the Canadian Radio-television and Telecommunications Commission (CRTC) and the Competition Bureau

These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements are discussed in this Annual Information Form and the BCE 2017 MD&A and, in particular, in section 9, Business risks of the BCE 2017 MD&A, on pages 97 to 102 of the BCE 2017 Annual Report.

We caution readers that the risks previously described are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after March 8, 2018. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

BCE Inc. 2017 ANNUAL INFORMATION FORM 3

2	Corporate structure

2 Corporate structure

2.1 Incorporation and registered office

BCE Inc. was incorporated in 1970 and was continued under the Canada Business Corporations Act in 1979. It is governed by a certificate and articles of amalgamation dated August 1, 2004, as amended by (a) a certificate and articles of arrangement dated July 10, 2006 to implement a plan of arrangement providing for the distribution by BCE Inc. to its shareholders of units in the Bell Aliant Regional Communications Income Fund and to consolidate outstanding BCE Inc. common shares, (b) a certificate and articles of amendment dated January 25, 2007 to implement a plan of arrangement providing for the exchange of Bell Canada preferred shares for BCE Inc. preferred shares, (c) a certificate and articles of amendment dated June 29, 2011 to create two additional series of BCE Inc. Cumulative Redeemable First Preferred Shares (first preferred shares), and (d) certificates and articles of amendment dated September 22, 2014 and November 11, 2014 to create six additional series of BCE Inc. first preferred shares. BCE Inc.’s head and registered offices are located at 1, Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec H3E 3B3.

2.2 Subsidiaries

The table below shows BCE Inc.’s main subsidiaries at December 31, 2017, which are all incorporated in Canada, and the percentage of voting securities that BCE Inc. beneficially owns, or directly or indirectly exercises control or direction over. BCE Inc. has other subsidiaries that have not been included in the table as each represents 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues at December 31, 2017.

SUBSIDIARY	PERCENTAGE OF VOTING SECURITIES THAT BCE INC. BENEFICIALLY HELD AT DECEMBER 31, 2017(1)
Bell Canada	100%
Bell Mobility Inc.	100%
Bell Media Inc.	100%

(1)	BCE Inc. beneficially owns all the voting securities of: (i) Bell Mobility Inc. (Bell Mobility) through Bell Canada, which in turn beneficially owns all the voting securities of Bell Mobility through its wholly-owned subsidiary, Bell Mobility Holdings Inc.; and (ii) Bell Media Inc. (Bell Media) through Bell Canada.

4 BCE Inc. 2017 ANNUAL INFORMATION FORM

	3	Description of our business

3 Description of our business

3.1 General summary

BCE is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions for all their communications needs. Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media.

Bell Wireless provides wireless voice and data communications products and services to our residential, small and medium-sized business and large enterprise customers across Canada.

Bell Wireline provides data, including Internet access and Internet protocol television (IPTV), local telephone, long distance, as well as other communications services and products to our residential, small and medium-sized business and large enterprise customers, primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

Bell Media provides conventional, specialty and pay TV, digital media, radio broadcasting services and out-of-home (OOH) advertising services to customers nationally across Canada.

Additional information regarding our business operations and the products and services we provide can be found in section 1.2, About BCE of the BCE 2017 MD&A, on pages 31 to 34 of the BCE 2017 Annual Report.

In addition to our operating segments, we also hold investments in a number of other assets, including:

  a 28% indirect equity interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), a sports and entertainment company that owns several sports teams as well as real estate and entertainment assets in Toronto a 50% indirect equity interest in Glentel Inc. (Glentel), a Canadian-based dual-carrier, multi-brand mobile products distributor an 18.4% indirect equity interest in entities that operate the Montreal Canadiens Hockey Club and the Bell Centre in Montréal

A discussion of the key acquisitions, investments and dispositions completed by BCE in the last three financial years can be found in section 4.1, Transactions of this Annual Information Form.

For the year ended December 31, 2017, we generated consolidated operating revenues of $22,719 million and consolidated net earnings of $2,970 million. Bell Wireless’ operating revenues totalled $7,883 million ($7,838 million external revenues), Bell Wireline’s operating revenues totalled $12,415 million ($12,205 million external revenues) and Bell Media’s operating revenues totalled $3,104 million ($2,676 million external revenues). For the year ended December 31, 2016, Bell Wireless’ operating revenues totalled $7,159 million ($7,117 million external revenues), Bell Wireline’s operating revenues totalled $12,104 million ($11,917 million external revenues) and Bell Media’s operating revenues totalled $3,081 million ($2,685 million external revenues). A table showing the operating revenues that each segment contributed to total operating revenues for the years ended December 31, 2017 and 2016 can be found in section 4.3, Operating revenues of the BCE 2017 MD&A, on page 49 of the BCE 2017 Annual Report. A table showing the operating revenues of our Bell Wireless and Bell Wireline segments by category of product and service can be found in section 5.1, Bell Wireless and section 5.2, Bell Wireline, of the BCE 2017 MD&A, on pages 58 and 65, respectively, of the BCE 2017 Annual Report.

Some of our segments’ revenues vary slightly by season. For more information, refer to section 7.2, Quarterly financial information – Seasonality considerations of the BCE 2017 MD&A, on page 90 of the BCE 2017 Annual Report.

Finally, additional information regarding the business outlook of our Bell Wireless, Bell Wireline and Bell Media segments can be found in the sections entitled Business outlook and assumptions of the BCE 2017 MD&A, on pages 61, 62, 69, 70, 76 and 77 of the BCE 2017 Annual Report.

3.2 Strategic imperatives

Our goal is to be recognized by customers as Canada’s leading communications company. Our primary business objectives are to grow our subscriber base profitably and to maximize revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as the foremost provider in Canada of comprehensive communications services to residential, business and wholesale customers, and as Canada’s premier content creation company. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for both our customers and other stakeholders. Our strategy is centred on our disciplined focus and execution of six strategic imperatives.

The six strategic imperatives that underlie BCE’s business plan are:

1. Invest in broadband networks and services
2. Accelerate wireless
3. Leverage wireline momentum
4. Expand media leadership
5. Improve customer service
6. Achieve a competitive cost structure

Additional information regarding our strategic imperatives can be found in section 2, Strategic imperatives of the BCE 2017 MD&A, on pages 40 to 43 of the BCE 2017 Annual Report.

BCE Inc. 2017 ANNUAL INFORMATION FORM 5

3	Description of our business

3.3 Competitive strengths

CANADA’S LARGEST COMMUNICATIONS COMPANY

We are Canada’s largest communications company, offering a broad scope of telecommunications products and services to approximately 22 million subscribers, as indicated below:

  We are the largest local exchange carrier in Canada. BCE operates an extensive local access network in the provinces of Ontario, Québec, the Atlantic provinces and Manitoba, as well as in Canada’s Northern Territories. We provide a complete suite of wireline voice, wireless communications, Internet access, data and TV product and service offerings to residential, business and wholesale customers
  We also offer competitive local exchange carrier (CLEC) services in Alberta and British Columbia
  BCE operated approximately 6.3 million network access service (NAS) lines at December 31, 2017
  At December 31, 2017, BCE was one of the largest wireless operators in Canada based on number of subscribers, providing approximately 9.2 million subscribers with nationwide mobile voice and data services
  BCE is the largest TV provider in Canada, nationally broadcasting a wide range of domestic and international programming to more than 2.8 million subscribers at December 31, 2017 through its IPTV services, Fibe TV and Alt TV, and its direct-to-home (DTH) satellite TV service
  BCE is the largest Internet service provider in Canada, providing approximately 3.8 million customers at December 31, 2017 with high-speed Internet access through fibre-optic or digital subscriber line (DSL) technology

Our scale, due to a large customer base, our wireline and wireless network reach, and our ability to sell through a variety of distribution channels, as discussed in more detail in section 3.4, Marketing and distribution channels in this Annual Information Form, give us a key competitive advantage. With a wireless network service footprint that encompasses approximately 99% of Canada’s population, and a wireline incumbent local exchange carrier footprint that extends to approximately three-quarters of Canadian households, BCE is well positioned to take advantage of integrated wireless and wireline solutions in the future.

Our approximately 1,400 Bell-branded stores and The Source (Bell) Electronics Inc. (The Source) locations across Canada provide a significant number of retail outlets where customers can buy Bell products and services, including in Canada’s highest-traffic mall locations. In addition, our products and services offered under the Virgin Mobile Canada (Virgin Mobile) and Lucky Mobile brands enhance our competitive market position by allowing us to compete more effectively with the Canadian industry’s other discount brands as well as with the newer wireless entrants. Our products and services are also offered at the wireless retail locations of Glentel, in which we hold a 50% ownership interest.

TECHNOLOGICALLY ADVANCED WIRELESS NETWORKS AND SERVICES

Our Bell Wireless segment provides wireless services over technologically advanced wireless networks that are available to virtually all of the Canadian population. We offer a broad range of wireless voice and data communications products and services to residential and business customers through our Bell, Virgin Mobile and, more recently, Lucky Mobile brands.

On December 1, 2017, Bell announced the launch of Lucky Mobile, an easy and low-cost prepaid wireless service for budget-conscious Canadians, with monthly plans starting at just $20 for unlimited local calling. Initially available to consumers in Ontario, Alberta and British Columbia, Lucky Mobile offers service in 17 zones covering most major cities across the country, including data access at 3G-equivalent access speeds.

Wireless is a key growth segment for us and, as such, we have established strategic priorities seeking to further enhance our offerings. We are focused on maintaining our market share momentum of incumbent wireless postpaid customer activations, growing our subscriber base and generating higher average revenue per user, improving sales execution and customer retention, and increasing data service offerings. We also believe our priorities for improved customer experience at all touch points, enhanced network quality and performance driven by effective spectrum deployment and carrier aggregation that support bandwidth and speeds, and a broad device offering should continue to improve our ability to attract and retain wireless customers. With our national high-speed packet access plus (HSPA+) network, our fourth-generation (4G) long-term evolution (LTE) wireless service available in most urban centres across Canada (our 4G LTE wireless network reached approximately 99% of the Canadian population as at December 31, 2017), and our Dual-band and Tri-band LTE Advanced (LTE-A) network service (our Dual-band LTE-A network service reached approximately 87% of the Canadian population at December 31, 2017), we are able to offer one of the broadest ranges of choice in wireless smartphones in Canada, along with extensive North American and international coverage.

In July 2016, we successfully demonstrated fifth-generation (5G) mobile technology in collaboration with Nokia Corporation. Conducted at Bell’s Wireless Innovation Centre in Mississauga, Ontario, the trial leveraged spectrum in the 73 Gigahertz (GHz) range to achieve sustained data speeds more than six times faster than top 4G mobile speeds now available in Canada. Expected to be made commercially available by certain wireless operators as early as 2020, 5G will provide significantly faster data speeds than current 4G networks and more capacity to meet the demands of mobile customers for broadcast video and Internet of Things (IoT) applications, including Connected Car and city-wide IoT solutions.

Bell has taken a leadership position in the fast-growing IoT sector, which enables the interconnection of a range of devices and applications that send and receive data. For example, in June 2017, Bell concluded an agreement with Hyundai AutoEver Telematics America, a subsidiary of Hyundai Motor Group, to deliver a range of connected telematics services including security, safety, diagnostics and infotainment to select Hyundai and Kia vehicles over Bell’s national mobile network. In August 2017, Bell became the first Canadian carrier to offer global connectivity for our leading-edge IoT platforms and

6 BCE Inc. 2017 ANNUAL INFORMATION FORM

	3	Description of our business

applications. Bell’s new Global IoT connectivity solutions offer our customers uninterrupted worldwide network access and the ability to manage all of their international devices remotely from a single web platform.

NEXT-GENERATION TV AND HIGH-SPEED INTERNET SERVICES

Our strategic imperative to invest in broadband networks and services is focused on the deployment of high-speed fibre access through our fibre-to-the-node (FTTN) and fibre-to-the-premise (FTTP) initiatives. Our FTTP initiative encompasses both the deployment of fibre-to-the-home (FTTH) and fibre-to-the-building (FTTB). At December 31, 2017, our expanding FTTN and FTTP broadband fibre network covered approximately 9.2 million premises (homes and business locations) in Ontario, Québec, the Atlantic provinces and Manitoba. As discussed in more detail below, our broadband fibre network enables the delivery of Bell’s next-generation IPTV services, Fibe TV and Alt TV. It also enables the delivery of Bell’s next-generation fibre-optic high-speed Internet service, marketed as Fibe Internet and Virgin Internet, offering speeds of up to 100 megabits per second (Mbps) with FTTN or 1 Gigabit per second (Gbps) with FTTP, through our Gigabit Fibe service. Refer to section 3.5, Networks – Wireline – High-speed fibre deployment in this Annual Information Form for more details concerning the deployment of our fibre-optic high-speed Internet services.

Bell’s next-generation IPTV service targets areas in Ontario, Québec, the Atlantic provinces and Manitoba, where cable providers have long been dominant, providing us with the opportunity to gain significant market share through offering a comprehensive multi-product bundle of communications services to customers. Delivered over our advanced high-speed fibre-optic network, our IPTV service expands TV choice and competition in several markets and offers a viewing experience superior to that of cable.

Bell’s Fibe TV service, built on a next-generation IPTV platform, offers a wide range of flexible programming options and innovative features such as: the Fibe TV wireless receiver, which enables customers to enjoy the Fibe experience on up to five additional TVs anywhere in the house without the hassle of running cable through the house; the Restart and Look Back features, enabling customers to rewind and watch TV shows already in progress from the beginning and up to 30 hours after they started; and the Trending feature, which lists the five most-watched shows in both English and French among Fibe TV customers at any given time and allows the customer to switch to watch live or Restart from the beginning. We also offer the Bell Fibe TV app, which brings the rich Fibe TV viewing experience to tablets, smartphones and computers using a web browser with access to more than 500 live and on-demand channels at home or on the go, which allows customers to seamlessly transfer a channel being viewed from a mobile device to TV, or resume what is being watched on TV on a mobile device, and allows customers to control their TVs with their mobile devices. Fibe TV further allows access to Netflix directly from customer TV receivers, providing a seamless experience. Available in Ontario and Québec, our Fibe TV service became the first Canadian TV service offered on Apple TV.

In 2017, various additional Bell TV improvements and features were introduced. Fibe TV customers in Ontario and Québec can watch their personal video recorder (PVR) recordings on the go on their tablets, smartphones and laptops with the Fibe TV app. We also launched the Fibe Alt TV app, a completely new way to watch live and on-demand TV. With no traditional TV set-top box required, Alt TV is accessed through the Fibe TV app and offers up to 500 live and on-demand channels on laptops, smartphones, tablets and Apple TV (4th generation). Alt TV offers access to two TV streams at a time and customers can add individual channels to build their own Alt TV packages. Like Bell’s Fibe TV service, Alt TV operates as a licensed broadcast service on the privately managed Bell Fibe broadband network for in-home viewing, and on mobile or wireless fidelity (Wi-Fi) networks outside the home.

Bell’s Fibe TV has become a popular TV option increasing our IPTV subscriber base by 15.9% in 2017 to 1,550,317 customers at December 31, 2017.

INCUMBENT WIRELINE SERVICE PROVIDER WITH MARKET LEADERSHIP POSITION

Our leadership position in broadband Internet and TV and our broad suite of product offerings serve as a foundation for the other products and services we offer. This provides us with a significant number of established customer connections to drive uptake of new products and services, either through bundled offerings or on a standalone basis, and allows us to improve customer retention. Bell’s Fibe TV is driving strong multi-product bundle sales as we continue to expand our market share in communities across Ontario, Québec, the Atlantic provinces and Manitoba.

Our business markets team maintains a leadership position, having established relationships with a majority of Canada’s largest 100 corporations. Our team continues to deliver network-centric business service solutions to large business and public sector clients, including data hosting and cloud computing services, which are key to business communications today and increase the value of connectivity services.

OUR SIGNIFICANT MEDIA ASSETS

Bell Media’s range of video content enhances the execution of our strategic imperatives by leveraging our significant broadband network investments, accelerating Bell’s video growth across all screens and platforms and achieving a competitive cost structure. Ownership of Bell Media enables us to maximize strategic and operating synergies, including the efficiency of our content and advertising spend.

Bell Media’s assets in TV, radio, digital media and OOH advertising are a key competitive advantage, as indicated below:

  We own and operate 30 conventional TV stations, including CTV, Canada’s highest-rated TV network based on viewership
  We own and operate 30 specialty and pay TV channels, including TSN, Space, Discovery and RDS, Canada’s leading French-language specialty channel among viewers aged 25 to 54
  In 2017, our 105 licensed radio stations in 54 markets across Canada reached on average 17.4 million listeners per week from coast to coast
  We own and operate the most successful Canadian-owned online media business in the Canadian digital landscape

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3	Description of our business

  We own Astral, an OOH advertising business with a network of more than 31,000 advertising faces strategically located in the key markets of British Columbia, Alberta, Manitoba, Ontario, Québec and Nova Scotia. It offers a portfolio of five innovative product lines: outdoor advertising, street furniture, airport, transit and digital
  We own CraveTV, a subscription on-demand TV streaming service, providing premium content and a robust lineup of TV programming. Formerly available only to subscribers of a number of Canadian TV providers, CraveTV became available in January 2016 direct to consumers as a standalone product to all Canadians with an Internet subscription. CraveTV is also available for in-app purchase on Apple TV, enabling customers to subscribe directly from their iTunes account, as well as through Samsung Smart TVs, Chromecast and Xbox One
  On March 1, 2016, Bell Media became the sole operator of HBO Canada, and The Movie Network (TMN) was successfully launched nationally
  We provide live and on-demand access to content from our conventional TV networks, CTV and CTV Two, BNN, TSN, RDS, Comedy and other TV brands in news, sports and entertainment. Bell Media’s TV Everywhere services, including CTV GO, Discovery GO, TMN GO, TSN GO and RDS GO provide live and on-demand content delivered to smartphones, tablets and computers

In addition to our industry-leading position, our competitive strengths include our broad reach across Canada, our ability to acquire top programming for conventional, specialty and pay TV, our constant drive to provide the most engaging and interactive experience for viewers, and our ability to serve the needs of advertisers across multiple platforms.

Refer to section 5.3, Bell Media – Key elements of relevant strategic imperatives, of the BCE 2017 MD&A, on page 72 of the BCE 2017 Annual Report, for a description of certain agreements entered into and initiatives launched in 2017 by Bell Media.

3.4 Marketing and distribution channels

BELL WIRELESS AND BELL WIRELINE

The guiding principle driving our marketing strategy is to offer our clients the ultimate in reliable, simple and accessible telecommunications services. In doing so, our objective is to increase customer acquisition, retention and loyalty through multiple service offerings.

Through the bundling of services, which combines wireline local voice and long distance, high-speed Internet and TV, as well as wireless services, our goal is to use a multi-product offering to achieve competitive differentiation by offering a premium, integrated set of services that provides customers more freedom, flexibility and choice. We also make use of limited-time promotional offers featuring discounted rate plans, special rates on wireless handsets and TV receivers, as well as other incentives, to stimulate new customer acquisition and retain existing customers or to respond to competitive pressures in our markets.

We focus our marketing efforts on a coordinated program of TV, print, radio, Internet, outdoor signage, direct mail and point-of-sale media promotions. We engage in mass-market advertising in order to maintain our brand and support direct and indirect distribution channels. Coordinated marketing efforts throughout our service area ensure that our marketing message is presented consistently across all our markets. Promoting the Bell brands is complemented by our other brand marketing efforts, reinforcing awareness of all our services and capitalizing on the size and breadth of our customer base across all product lines.

The Bell brands play a key role in product positioning. Our branding is straightforward and directly supports our strategy of delivering a better customer experience at every level.

Specifically for Bell Wireless, acquiring and retaining postpaid subscribers is a key marketing objective that we seek to achieve through our networks and suite of leading-edge devices and services to drive higher usage and increased adoption of data services. We offer discounts on the price of wireless handsets in exchange for a contractual commitment from a subscriber, a practice also used by other Canadian wireless operators. Research has shown that a key driver of customer acquisition is handset selection and style. This factor is increasingly important as handset life cycles shorten. Our current wireless device portfolio includes many leading-edge devices, some launched as exclusive to Bell in the Canadian market. As the Canadian wireless market further matures and competition intensifies, including as a result of Innovation, Science and Economic Development Canada (ISED) spectrum auctions since 2008, customer retention is becoming increasingly important. Accordingly, we employ customer retention initiatives aimed at increasing our customers’ level of satisfaction and loyalty.

We deliver our products and services to residential customers through:

  a network of corporate and dealer-owned Bell, Bell Mobility and Virgin Mobile retail locations
  The Source’s approximately 530 retail locations
  national retailers such as Best Buy, Walmart, Loblaws and Glentel’s WIRELESSWAVE, Tbooth wireless and WIRELESS etc., as well as a network of regional and independent retailers in all regions call centre representatives
  our websites, including Bell.ca, virginmobile.ca and Luckymobile.ca door-to-door sales representatives

We also offer customers the convenience of One Bill for Home Phone, Internet, TV and wireless services.

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For small business customers, our residential and small business team offers a wide range of services, including Business Fibe Internet, Bell Total Connect, Business Phone and TV, along with many other communications solutions, all designed for companies that typically have fewer than 20 employees. Small business solutions are sold through dedicated call centre representatives and our bell.ca website, as well as our retail network and door-to-door sales representatives.

Communications solutions, other than wireless, for mid-sized and large business customers are delivered by our business markets team. Our products and services are sold through dedicated sales representatives, call centres, certified resellers and competitive bids.

By combining products and services, including professional services, into fully managed, end-to-end information and technology solutions, we have been successful in procuring both mid-sized and large enterprise customers with complex communications requirements. We continue to differentiate ourselves in the marketplace by enhancing our customer service levels and offering solutions designed to provide superior service, performance, availability and security. We deliver expertise in key solution areas, including Internet, private networks and broadcasts, voice and unified communications, data centres, customer contact and security solutions.

Our wireless products and services are delivered to business customers, including small business customers, by Bell Mobility through the same channels as those previously described for services to residential customers. In addition, Bell’s business customers are served by our nationwide sales team responsible for the sale of wireless products and services to business customers, as well as the execution of sales contracts.

Our wholesale business’ communications products and services are delivered by our wholesale team. They are sold through our dedicated sales representatives, web portals and call centres.

BELL MEDIA

Bell Media’s TV and OOH customer base is comprised primarily of large advertising agencies, which place advertisements with Bell Media on behalf of their customers. Bell Media also has contracts with a variety of broadcasting distribution undertakings (BDUs), under which monthly subscription fees for specialty and pay TV services are earned. Bell Media’s radio broadcast customer base is comprised of both advertising agencies and businesses in local markets.

Bell Media’s conventional TV networks are delivered to Canadians through over-the-air broadcast transmission and through distribution by BDUs. Bell Media’s specialty and pay TV channels are delivered through distribution arrangements with BDUs, and its radio programming is distributed through over-the-air transmission. In addition to these primary distribution channels, Bell Media distributes certain of its TV and radio programming through a variety of non-traditional means, such as mobile, Internet streaming and in-flight programming. CraveTV is available directly to all Canadians with access to the Internet, including via in-app purchase on AppleTV, as well as to customers of numerous Canadian BDUs. CraveTV streams on IPTV-enabled set-top boxes, mobile apps, the web, Chromecast, select Samsung Smart TVs and Apple TV. Finally, Bell Media’s OOH business delivers its services through an inventory of OOH faces and street furniture equipment in the key markets of British Columbia, Alberta, Manitoba, Ontario, Québec and Nova Scotia.

3.5 Networks

The telecommunications industry is evolving rapidly as it continues to move from multiple service-specific networks to Internet protocol (IP)-based integrated communications networks that can carry voice, data and video traffic. We continue to work with key vendor partners to expand our national multi-service IP-enabled networks.

Our communications networks provide wireless and wireline voice, data and video services to customers across Canada. Our infrastructure includes:

  national transport networks for voice, data and video traffic, including Internet traffic urban and rural access networks and infrastructure for delivering services to customers national wireless networks that provide voice, data and video services

WIRELESS

To provide wireless connectivity, we have deployed and operate a number of nationwide wireless broadband networks compatible with global standards that deliver high-quality and reliable voice and high-speed data services. With our high-speed data network, we are able to offer Canadian consumers a broad range of choice in wireless smartphones, including devices from Apple, Samsung, HTC, ZTE, Motorola, Google, BlackBerry, Novatel, Sony, Sonim, LG and Alcatel, as well as touch screen tablets and other devices designed for data services such as IoT communications, e-mail, messaging, Internet access and social networking.

HSPA+ NETWORK

Our wireless HSPA+ network offered high-speed mobile access to 99% of the Canadian population at December 31, 2017, and covered thousands of cities and towns in both urban and rural locations. The HSPA+ network supports global roaming, as well as a wide range of smartphones, data cards, universal serial bus (USB) sticks, tablets and other leading-edge mobile devices. Our HSPA+ network also supports international roaming to more than 230 destinations. The vast majority of the site connectivity for the new HSPA+ network was built with high-speed fibre and an all-IP architecture for enhanced reliability.

4G LTE NETWORK

With Bell’s 4G LTE wireless network coverage, customers have data access speeds similar to broadband connections and significantly faster than our HSPA+ network, making it easier for users to download applications, stream high-definition videos and music, play online games or videoconference and chat with virtually no delays or buffering.

Our LTE wireless network reached 99% of the Canadian population coast to coast at December 31, 2017 with downloads speeds ranging from 75 Mbps to 150 Mbps (expected average download speeds of 12 to 40 Mbps). LTE currently accounts for 85% of our total wireless data traffic.

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The HSPA+/LTE networks work together in that all Bell LTE devices support both networks. At first, voice calls initiated when an LTE device was attached to an LTE network were transferred to the HSPA+ network for processing. In April 2016, we introduced Voice over LTE (VoLTE) so that the phone stays on the LTE network for both voice and data calls. By implementing VoLTE, we can reduce the voice call set-up time and operate the network more efficiently.

LTE-A NETWORK SERVICE

With Dual-band LTE-A technology, Bell can deliver speeds of up to 260 Mbps (expected average download speeds of 18 to 74 Mbps).

By assigning three radio channels or carriers to one user, we can deliver, with Tri-band LTE-A technology, mobile data speeds of up to 335 Mbps (expected average download speeds of 25 Mbps to 100 Mbps). We have launched Tri-band LTE-A in certain cities and areas in Ontario, Québec, the Atlantic provinces and Manitoba.

In April 2017, Bell announced that its LTE network was the first in North America capable of delivering Quad Band LTE-A service, offering customers access to the fastest mobile data speeds available. Quad Band technology leverages multiple bands of wireless spectrum to boost top Tri-band LTE-A mobile data speeds from 335 Mbps (expected average download speeds of 25 to 100 Mbps) to 550 Mbps (expected average download speeds of 25 to 150 Mbps).

Bell’s LTE-A network provides service to 87% of the population in Canada. In addition, our Tri-band LTE-A footprint now covers 34% of Canadians. Combined with enhanced 256 QAM (quadrature amplitude modulation) technology, Bell’s Quad Band LTE-A network delivers mobile data speeds of up to 750 Mbps, with expected average download speeds of 25 to 230 Mbps in select areas. Bell’s Quad Band service has now expanded to 23% of Canadians, encompassing 91 cities. As the handset ecosystem matures, Bell’s advanced wireless services (AWS)-3 and 2500 MHz spectrum licences will enable upgrades of carrier aggregation that will support four and five simultaneous carriers.

3G/CDMA NETWORK

In addition to our LTE and HSPA+ networks, we operate a regional 3G code division multiple access (CDMA) network that covered 96% of the Ontario and Québec population, approximately 97% of the Atlantic Canada population and approximately 96% of the Manitoba population at December 31, 2017. The Western CDMA Network, which covered British Columbia, Alberta and Saskatchewan, was decommissioned during the second quarter of 2017.

The CDMA network shares sites, towers and antennae with the HSPA+ and LTE networks. As most of our development and network enhancement focus has been on the HSPA+/LTE networks, traffic is migrating off our CDMA network and onto the independently operating HSPA+/LTE networks. We began decommissioning our CDMA network in 2014 in a way that did not impact existing customers, by turning off coverage that overlapped with that of our network partners. Once the CDMA network is retired, the related spectrum will be repurposed to deliver additional LTE capacity. CDMA accounts for less than 0.01% of our total wireless data traffic and less than 1% of voice traffic. We are currently working with our existing CDMA customers to migrate their service to HSPA+ or LTE. Decommissioning of the remaining CDMA network is expected to be substantially completed in 2019.

WI-FI LOCATIONS

Bell manages 6,500 Wi-Fi access points at enterprise customer locations.

WIRELINE

VOICE AND DATA NETWORK

Our national voice and data network consists of an optical fibre network with the latest technologies to provide redundancy and fault protection. It reaches all major Canadian metropolitan centres, as well as New York, Chicago, Boston, Buffalo, Minneapolis, Ashburn and Seattle in the U.S.

Our network in major Canadian cities provides state-of-the-art high-speed access at gigabit speeds based on IP technology. We operate a national IP multi-protocol label switching network with international gateways to the rest of the world. This network delivers next-generation, business-grade IP virtual private network (IPVPN) services that connect our customers’ offices and data centres throughout Canada and around the world. The IPVPN service is the foundation platform required for the delivery of business service solutions that add value and efficiencies to customers’ businesses. These technology solutions include voice over IP/IP telephony, IP videoconferencing, IP call centre applications and other future IP-based applications. In addition, we maintain extensive copper and voice-switching networks that provide traditional local and interexchange voice and data services to all business and residential customers in Ontario, Québec, the Atlantic provinces and Manitoba.

To improve reliability and increase network capacity to support rapidly growing volumes of wireless and Internet usage carried on our networks, for several years we have been upgrading our fibre-based national backbone network with the deployment of 100 gigabit technologies. As of December 31, 2017, key traffic routes spanning more than 22,000 kilometres across Canada and into the U.S. had been upgraded. To satisfy continued traffic growth, Bell has begun the next phase of the national backbone network upgrade with the deployment of 200 gigabit of Dense Wavelength Division Multiplexing (DWDM) technologies able to support 400 gigabit.

HIGH-SPEED FIBRE DEPLOYMENT

Our strategic imperative to invest in broadband networks and services is focused on the deployment of high-speed fibre access through our FTTN and FTTP initiatives. Over the past few years, we have upgraded our access infrastructure by deploying fibre closer to our customers using FTTN with pair bonding technology, and overlaying FTTN with FTTP. In addition, Bell continues to deploy FTTP to all new urban and suburban housing developments in Ontario, Québec, the Atlantic provinces and Manitoba, in addition to Bell’s ongoing deployment of FTTP to multi-dwelling units and business locations. In our view, FTTP, in which optical fibre cables are used to connect each and every location, is an ideal network architecture to support future bandwidth-demanding IP services and applications.

On March 27, 2017, Bell announced an $854 million investment to bring direct fibre links and the fastest Internet speeds available to 1.1 million residences and business locations throughout Montréal, representing the largest-ever communications infrastructure project in Québec. More than 90% of Bell’s network in the city is on aerial structures already in place, which will help to speed the deployment of FTTP connection. Bell’s broadband FTTP network enables Gigabit Fibe Internet service that is already available in 14% of locations in Montréal. Gigabit Fibe currently delivers download speeds of up to

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1 Gbps and 40 Gbps in the future. Montréal will join a growing number of centres across Québec that are fully wired with Bell fibre, including Québec City, where fibre deployment was launched in 2012.

In 2016, we introduced Home Internet under the Virgin Mobile brand for eligible customers in Ontario. The new high-speed Internet service offers existing Virgin Mobile customers fast download speeds of up to 50 Mbps and upload speeds of up to 10 Mbps together with large monthly data bandwidth limits. Virgin Mobile Home Internet was subsequently made available to Québec customers in 2016.

In June 2015, Bell announced a $1.14 billion investment to roll out fibre to more than 1 million homes and businesses across the city of Toronto to enable its Gigabit Fibe Internet service. At the end of 2017, approximately 60% of the Toronto Fibre build program was completed. In February 2018, we announced the expansion of FTTP direct fibre connections throughout the populous and fast-growing GTA. Bell’s fibre plan will deliver Gigabit Internet speeds and other broadband Fibe service innovations to more than 1.3 million homes and businesses in the region.

The new Bell Gigabit Fibe Internet service was launched in August 2015 to more than 1.3 million homes and businesses across Ontario and Québec. As at December 31, 2017, approximately 3.7 million homes and businesses across Ontario, Québec, Atlantic Canada and Manitoba had the capability of receiving Gigabit Fibe service.

Our residential fibre-optic Internet service, marketed as Fibe Internet, is enabled by our FTTN and FTTP networks. We also offer DSL-based Internet service in areas where Fibe Internet is not available, with download speeds of up to 5 Mbps.

Additionally, since Bell Aliant’s launch of its IPTV service in the Atlantic provinces in 2005, Bell’s launch of its IPTV service in Ontario and Québec in 2010, and the acquisition of MTS’ IPTV subscribers in 2017, we have continued to deploy our next-generation IPTV services in areas in Ontario, Québec, the Atlantic provinces and Manitoba where cable providers had long been dominant. As of December 31, 2017, our IPTV service was available in approximately 7.1 million homes in major cities and municipalities across Ontario, Québec, the Atlantic provinces and Manitoba.

DTH SATELLITE TV SERVICE

We provide DTH satellite TV service nationwide under the Bell TV brand using satellites operated by Telesat Canada (Telesat). Pursuant to a set of commercial arrangements between Bell ExpressVu Limited Partnership (Bell ExpressVu) and Telesat, Bell ExpressVu currently has two satellites under contract with Telesat. Telesat operates or directs the operation of these satellites, which are used by Bell ExpressVu to provide its DTH satellite TV service.

3.6 Employees

The table below shows the number of BCE employees as at December 31, 2017 and 2016.

NUMBER OF EMPLOYEES AT DECEMBER 31	2017	2016
Bell Wireless	6,742	6,162
Bell Wireline	38,452	35,227
Bell Media	6,485	6,701
Total (1)	51,679	48,090

(1)	The total number of BCE employees at the end of 2017 was 51,679 up from 48,090 at December 31, 2016, due primarily to the integration of MTS employees.

Approximately 45% of BCE employees are represented by unions and are covered by collective agreements.

The following collective agreements covering 250 or more employees were ratified in 2017 or early 2018:

  the collective agreement between Unifor and Bell Canada covering approximately 3,800 craft and services employees expired on November 30, 2016. A new collective agreement was ratified on February 23, 2017.
  the collective agreement between the International Brotherhood of Electrical Workers (IBEW) and Northwestel Inc. (Northwestel) covering approximately 350 craft and clerical employees expired on December 31, 2016. A new collective agreement was ratified on January 30, 2017.
  the collective agreement between Unifor and Bell Media (CTV Agincourt) covering approximately 550 employees expired on December 31, 2016. A new collective agreement was ratified on June 16, 2017.
  the collective agreement between Unifor Atlantic Communications Locals (ACL) and Bell Canada covering approximately 1,975 clerical and craft employees expired on December 13, 2017. A new collective agreement was ratified on February 28, 2018.
  the collective agreement between Unifor and Bell Canada covering approximately 4,550 clerical employees expired on November 30, 2017. A new collective agreement was ratified on March 7, 2018.

The following collective agreements covering 250 or more employees will expire in 2018:

  the collective agreements between Unifor and Bell Technical Solutions covering approximately 5,400 craft employees will expire on May 6, 2018, and bargaining began on December 6, 2017.
  the collective agreement between Unifor and Bell Media (CTV Toronto Specialties) covering approximately 725 employees will expire on May 31, 2018.
  the collective agreement between Unifor and Bell Canada covering approximately 375 sales employees will expire on December 31, 2018.

The following describes the status of collective agreements covering 250 or more employees that have already expired:

  the collective agreement between Unifor and CFCN-TV (Calgary) and CFRN-TV (Edmonton), divisions of Bell Media, covering approximately 250 employees expired on December 31, 2017.
  the collective agreement between IBEW and Bell MTS covering approximately 575 craft employees expired on January 31, 2018 and bargaining began on December 21, 2017.

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3.7 Corporate responsibility

GENERAL

We are committed to the highest standards of corporate responsibility and we seek to integrate environmental, social and economic considerations into our business decisions. We engage with stakeholders to identify opportunities to create benefits for both society and us while minimizing, where we can, any negative impact our activities may generate. In line with this commitment, in 2006 we adopted a resolution to support the United Nations Global Compact, a set of universal principles addressing human rights, labour, environment and anti-corruption. These principles serve as the foundation of our corporate responsibility approach.

An officer-level committee mandated by the BCE board of directors oversees issues related to environmental matters. The responsibilities of this committee have, over time, expanded, and now, BCE’s corporate responsibility strategy, including health and safety, security, environmental and compliance risks and opportunities, is overseen by the Health & Safety, Security, Environment and Compliance Oversight Committee (HSSEC). This cross-functional committee is co-chaired by the Executive Vice-President – Corporate Services and the Chief Legal & Regulatory Officer and Executive Vice-President – Corporate Development and seeks to ensure that relevant risks are adequately recognized and mitigation activities are well integrated and aligned across the organization and supported with sufficient resources.

BCE has implemented a range of social and environmental policies that are supported by various programs and initiatives. These policies address issues of importance to our many stakeholders, including: preventing conflicts of interest; protecting company assets; safeguarding privacy and confidentiality; treating clients, business partners, team members and competitors with respect and honesty; fostering a diverse and safe workplace; and protecting the environment.

The policies include, among others:

  Code of Business Conduct
  Privacy Policy
  Environmental Policy
  Supplier Code of Conduct
  Procurement Policy
  Political Contributions Policy
  Mandatory Reporting of Internet Child Pornography
  Health & Safety Policy Statement

In 2017, BCE was listed on the Best 50 Corporate Citizens in Canada by Corporate Knights and continues to be listed on socially responsible investment indices such as the FTSE4Good Index, the Jantzi Social Index, the United Nations Global Compact 100 (GC 100) and the Euronext Vigeo World 120 index. The latter index includes the 120 most advanced companies in the European, North American and Asia Pacific regions, and distinguishes companies achieving the best environmental, social and governance performances. BCE was also identified as a Prime Responsible Social and Environmental investment by oekom research, was selected for inclusion in the Ethibel EXCELLENCE Investment Register and is a component of the STOXX Global ESG Leaders indices, an innovative series of environmental, social and governance (ESG) equity indices.

We recognize that risks and opportunities exist related to climate change. In 2017, we became a member of the Responsible Business Alliance (RBA) (http://www.responsiblebusiness.org), a non-profit membership organization comprised of electronics, retail, auto and toy companies committed to supporting the rights and wellbeing of workers and communities worldwide affected by the global electronics supply chain. RBA members commit and are held accountable to a common Code of Conduct and utilize a range of RBA training and assessment tools to support continuous improvement in the social, environmental and ethical responsibility of their supply chains. The RBA is comprised of more than 110 companies with combined annual revenue of more than $4.75 trillion, directly employing more than six million people. Part of our commitment to RBA includes promoting information and communications technology as a way to mitigate and adapt to climate change – for example, by enabling travel substitution, virtualization, dematerialization and cloud computing. Monitoring and reducing energy consumption and greenhouse gas emissions are also key priorities at BCE because of their impacts on the environment, society and the economy. We also recognize that being a responsible service provider means having best practices in business continuity and being prepared to face extreme weather events that could be exacerbated by climate change. We report on our carbon footprint and carbon reduction initiatives through the CDP (formerly known as the Carbon Disclosure Project). The CDP represents more than 650 financial planners, advisors, wealth managers and institutional investors managing a total of U.S. $87 trillion in assets. The CDP gathers greenhouse gas data from organizations worldwide to help reveal the risk in the investment portfolios of these investors. BCE attained CDP Leadership status and made the list of the top 10 highest-scoring Canadian companies in 2017.

In addition, we consider the exploitation and trade of minerals that fuel armed conflicts and lead to human rights abuses as unacceptable. We monitor industry best practices and integrate them into our procurement programs on a continuing basis, as controls for conflict-free sourcing are being established globally.

Details on the performance of our programs and initiatives can be found under the heading Responsibility on BCE’s website at BCE.ca.

ENVIRONMENT

Bell Canada’s environmental policy affirms:

  our commitment to environmental protection
  our belief that environmental protection is an integral part of doing business and needs to be managed systematically under a continuous improvement process

The policy is reviewed annually and contains principles that support our goals, ranging from exercising due diligence to meet or exceed the environmental legislation that applies to us, to preventing pollution and promoting cost-effective initiatives that minimize use of resources and waste. For example, Bell Canada’s in-house stewardship program ensures our customers have access to a responsible way to dispose of electronic waste. We complemented this by supporting provincial industry-led stewardship programs across the country.

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We have instructed subsidiaries subject to this policy to support these principles, and have established a management-level committee to oversee the implementation of the policy.

Bell Canada monitors its operations to seek to ensure that it complies with environmental requirements and standards, and takes action seeking to prevent and correct problems, when needed. It has an environmental management and review system in place that:

  seeks to provide early warning of potential problems
  identifies management accountability
  enables systematic environmental risks and opportunities management, including cost savings establishes a course of action
  ensures ongoing improvement through regular monitoring and reporting

In 2009, Bell Canada obtained the ISO 14001 certification for its environmental management system (registration number: 0068926-00). Bell Canada was the first telecommunications company in Canada to obtain this certification, which covers Bell Canada’s landline, wireless, TV and Internet services, broadband services, data hosting, cloud computing, radio broadcasting services and digital media services in addition to related administrative functions. Bell Canada has continuously maintained the certification since 2009, and was recertified in 2015 for another three-year cycle. Forty-six buildings leased or owned by Bell Canada across the country are certified BOMA BEST. In addition, our Montréal campus is certified LEED NC, our Mississauga campus expansion is certified LEED NC Silver, our data centre in the Gatineau area is certified LEED NC Gold and our 720 King Street West location in Toronto is certified LEED EB Gold. BCE’s strong showing in sustainable indices, such as Ethibel and FTSE4Good, reflects the effectiveness of our ISO 14001 certified environmental management system, energy-saving measures and waste reduction initiatives, including the Bell Blue Box mobile recycling program.

One of Bell Canada’s key tools is the Corporate Environmental Action Plan, which outlines the environmental activities of our various business units. The plan identifies funding requirements, accountabilities and deliverables, and monitors our progress in meeting its objectives.

For the year ended December 31, 2017, we spent $30.4 million on environmental activities, 50% of which was expensed and 50% of which was for capital expenditures. For 2018, we have budgeted $28.6 million (64% for expenses and 36% for capital expenditures) to seek to ensure that our environmental policy is applied properly and our environmental risks are minimized.

COMMUNITY

We are committed to advancing the cause of mental health across Canada through Bell Let’s Talk. Mental illness affects all Canadians, yet this major health issue remains significantly underfunded, misunderstood and stigmatized. With one in five Canadians expected to suffer from mental illness during his or her lifetime, everyone has a family member, friend or colleague who has struggled with mental illness. The impact on the Canadian economy is staggering, with an estimated $6 billion each year in lost productivity costs due to absenteeism and presenteeism. In any given week, at least 500,000 employed Canadians are unable to work due to mental health problems.

In 2010, Bell announced Bell Let’s Talk, a five-year, $50 million initiative supporting an extensive range of programs to enhance mental health in every aspect of Canadian life. Bell Let’s Talk has four action pillars: anti-stigma, enhanced care and access, new research and workplace leadership. It is the largest-ever corporate effort to promote mental health in Canada. Five years later, in 2015 Bell announced the extension of Bell Let’s Talk for another five years and an increase in its total funding commitment for Canadian mental health to at least $100 million. Since its launch, Bell Let’s Talk has funded more than 780 mental health partners across Canada, from large health care institutions and universities to small community organizations in every region.

Bell Let’s Talk initiatives have included the introduction of annual community funds supporting grassroots mental health initiatives across Canada and for military families, as well as dedicated funds for Canada’s northern territories and Indigenous mental health in Manitoba; the world’s first university chair in anti-stigma studies at Queen’s University; funding and implementation of the world’s first voluntary standard on workplace mental health; Canada’s first biobank of biological, social and psychological data at the Institut universitaire en santé mentale de Montréal; the Bell Gateway Building at the Centre for Addiction and Mental Health (CAMH), the first mental health facility named for a corporation; and the first university-certified workplace mental health training program. More than 10,000 Bell managers across Canada have received training in mental health support and more than 1,000 internal workplace events have taken place since 2010 in support of ending the stigma of mental illness and building resiliency.

In 2017, Bell Let’s Talk provided funding to several new mental health projects including a $1 million investment to Strongest Families Institute, matched by combined funding from the governments of New Brunswick, Newfoundland and Labrador, Nova Scotia and Prince Edward Island to expand services for youth mental health, helping families across Atlantic Canada. Additional commitments in 2017 included: $300,000 to the Fondation Santé Sud de Lanaudière and the Fondation pour la Santé du Nord de Lanaudière to introduce a new group therapy program for people with Borderline Personality Disorder, and create a specialized team to support those living with co-occurring disorders; $250,000 to McGill University’s Montreal Neurological Institute to help increase access to care by developing

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culturally relevant information for patients, families and care providers for people from diverse cultural backgrounds; a joint $250,000 gift with Northwestel to support the implementation of safeTALK, a half-day alertness training program, across Nunavut, led by Embrace Life Council; a joint $200,000 gift with Unifor to Ma Mawi Wi Chi Itata Centre and CMHA Manitoba and Winnipeg to support the launch of the Strengthening Wellness Education to Love Life (SWELL) program; and $150,000 to St. John Ambulance to create a standardized, world-class St. John Ambulance Mental Health First Aid module that will be integrated into Emergency, Standard and AED (Automated External Defibrillator) training courses across Canada. Bell Let’s Talk also partnered with Queen’s University to renew the Queen’s Bell Canada Mental Health and Anti-Stigma Research Chair, with another investment of $1,000,000 to provide the leadership and collaboration within the university and across the wider community for the development and adoption of best practices in stigma reduction.

Bell’s Let’s Talk partners also include CAMH, Université Laval, Sunnybrook Health Sciences Centre, the Jewish General Hospital, Royal Ottawa Hospital, Hôpital Charles-LeMoyne, the University of British Columbia, the Douglas Mental Health University Institute, CHU de Québec, Concordia University, Brain Canada, Kids Help Phone, Université de Montréal, Fondation CERVO and McGill University.

The 2017 Bell Let’s Talk Community Fund program gave $1 million in grants to 70 organizations from across the country that have demonstrated dedication and commitment to help increase access to mental health care for those living with mental health issues. From the Hamlet of Arviat in Nunavut to the University of Prince Edward Island, each unique program will positively impact many people living in local communities. In January 2018, Bell announced that it is doubling its annual Bell Let’s Talk Community Fund to $2 million for community organizations nationwide.

In November 2017, Bell was honoured with the highest level of recognition from the Canada Awards for Excellence, in recognition of its long term focus on excellence in psychological health and safety in the workplace, and leadership in its approach to continuous and positive improvements in the integration of mental health into our culture and systems.

Because the challenge of stigma remains the primary reason that an estimated two-thirds of people with mental health problems do not receive the help they need, Bell continues to invite Canadians to talk about the issue. The 2018 Bell Let’s Talk Day awareness campaign featured personal stories from Canadians of all ages from all walks of life living with mental illness or providing support for those who do. On Bell Let’s Talk Day, January 31, 2018, Canadians joined the conversation about mental health, while also generating new funding for Canadian mental health programs. With 138,383,995 text messages, mobile calls and long distance calls by our customers, and Bell Let’s Talk interactions on Twitter, Facebook, Instagram and Snapchat made that day, Bell’s five-cent donation per text, call and interaction means that it has committed a further $6,919,199.75 to support mental health programs across the country.

Adding this amount to the original Bell Let’s Talk commitment of $50 million in 2010, along with the results of the first seven Bell Let’s Talk Days, Bell has now committed $93,423,628.80 to improving Canadian mental health.

To learn more, please visit Bell.ca/LetsTalk.

Between mental health and its other initiatives, Bell contributed more than $25 million in community investment in 2017. Our employees and pensioners also donated more than $2.8 million in charitable gifts and logged more than 250,000 hours in volunteer time.

3.8 Competitive environment

A discussion of our competitive environment can be found in section 3.3, Principal business risks and the various subsections entitled Competitive landscape and industry trends and Principal business risks of the BCE 2017 MD&A, on pages 45 and 46, 60 to 62, 68, 69 and 71, and 74 to 77 of the BCE 2017 Annual Report.

See also section 3.3, Competitive strengths in this Annual Information Form for more information concerning our competitive position.

3.9 Regulatory environment

A discussion of the legislation that governs our businesses, as well as government consultations and recent regulatory initiatives and proceedings affecting us, can be found in section 8, Regulatory environment of the BCE 2017 MD&A, on pages 91 to 96 of the BCE 2017 Annual Report.

More information with respect to the Canadian ownership restrictions on BCE’s common shares can be found in section 5.1, BCE securities in this Annual Information Form.

14 BCE Inc. 2017 ANNUAL INFORMATION FORM

	3	Description of our business

3.10 Intangible properties

We use various works protected by intellectual property rights (IP Assets), which we own or for which we have been granted rights of use. These IP Assets include, without limitation: brand names; trade-marks such as names, designs and logos; copyrights of content, programs and musical works; broadcast signals, software and applications; domain names; patents or patent applications for inventions owned or produced by us and our employees; and various copyright materials, trade-marks, patents and other intellectual property owned or licensed by us. We derive value through the use of these IP Assets in various business activities, and they are important to our operations and our success. To protect these IP Assets, we rely on a combination of legal protections afforded under copyright, trade-mark, patent and other intellectual property laws, as well as contractual provisions under licensing arrangements.

In particular, the Bell brand plays a key role in product positioning. Our branding is straightforward and directly supports our strategy of delivering a better customer experience at every level. Our trade-mark rights are perpetual, provided that their registrations are renewed on a timely basis when applicable and that the trade-marks are used in commerce by us or our licensees. Other types of intangible proprietary information are also important to our operations, such as customer lists.

We believe that we take reasonable and appropriate measures to protect, renew and defend our IP Assets, including prosecuting infringers, and we take great care not to infringe on the intellectual property rights of others. However, we cannot provide any assurance that the laws protecting intellectual property in various jurisdictions are, or will continue to be, adequate to protect our IP Assets or that we will be successful in preventing or defending claims by others asserting rights in or to our IP Assets.

BCE Inc. 2017 ANNUAL INFORMATION FORM 15

4	General development of our business – three-year history

4 General development of our business – three-year history

In line with our strategic imperatives described in section 3.2, Strategic imperatives in this Annual Information Form, during the last three completed financial years we have entered, or proposed to enter, into transactions and implemented various corporate initiatives that have influenced, or may influence, the general development of our business. Our regulatory environment has also influenced the general development of our business during this three-year period. These principal transactions and corporate initiatives and the effects of our regulatory environment are discussed below.

4.1 Transactions

ACQUISITION OF ALARMFORCE INDUSTRIES INC.

On January 5, 2018, BCE announced the completion of its acquisition of AlarmForce Industries Inc. (AlarmForce). The transaction was completed through a plan of arrangement under which BCE acquired all the issued and outstanding common shares of AlarmForce for a total aggregate consideration of approximately $182 million, paid in a combination of cash and BCE common shares. BCE directly or indirectly funded the approximately $181 million cash component with available liquidity and issued 22,531 BCE common shares to fund the equity component. The share consideration was based on BCE’s 20-day volume weighted price of $61.60 per common share, ending December 27, 2017 (five business days prior to the effective date of the transaction). Subsequent to the acquisition of AlarmForce, on January 5, 2018, BCE sold AlarmForce’s approximate 39,000 customer accounts in British Columbia, Alberta and Saskatchewan to TELUS Communications Inc. for total proceeds of approximately $67 million subject to customary closing adjustments.

AlarmForce provides security alarm monitoring, personal emergency response monitoring, video surveillance and related services to residential and commercial subscribers. The acquisition of AlarmForce supports our strategic expansion in the Connected Home marketplace.

AlarmForce will be included in our Bell Wireline segment in our consolidated financial statements.

The fair values of AlarmForce’s assets and liabilities have not yet been determined.

PROPOSED ACQUISITION OF SÉRIES+ AND HISTORIA SPECIALITY CHANNELS

On October 17, 2017, BCE entered into an agreement with Corus Entertainment Inc. (Corus) to acquire French-language specialty channels Séries+ and Historia. The transaction is valued at approximately $200 million. Subject to closing conditions, including approval by the CRTC and the Competition Bureau, the transaction is expected to close in mid-2018.

Séries+ is a fiction channel, offering locally produced dramas as well as foreign series. Historia broadcasts a suite of locally produced original content including documentaries, reality series and drama series.

The acquisition of Séries+ and Historia is expected to further enhance our competitiveness in the Québec media landscape.

ACQUISITION OF MTS

On March 17, 2017, BCE completed the acquisition of MTS originally announced on May 2, 2016, purchasing all of the issued and outstanding common shares of MTS for a total consideration of $2,933 million, and assumed outstanding net debt of $972 million. BCE acquired all of the issued and outstanding common shares of MTS for $40 per share, which was paid 55% through the issuance of BCE common shares and 45% in cash. The cash component of $1,339 million was funded through debt financing and BCE issued approximately 27.6 million common shares for the equity portion of the transaction. The combined companies’ Manitoba operations are now known as Bell MTS. On April 1, 2017, BCE completed the divestiture of approximately one-quarter of postpaid wireless subscribers and 15 of the retail locations previously held by MTS, as well as certain Manitoba network assets, to TELUS Communications Inc. for total proceeds of $323 million.

Subsequent to the acquisition of MTS, on March 17, 2017, BCE transferred to Xplornet Communications Inc. (Xplornet) a total of 40 MHz of 700 MHz AWS-1 and 2500 MHz wireless spectrum which was previously held by MTS. BCE has also agreed to transfer to Xplornet wireless customers once Xplornet launches its mobile wireless service.

On April 1, 2017, MTS Inc. amalgamated with Bell Canada.

With the completion of the acquisition of MTS, our wireless, high-speed Internet, TV and NAS subscriber bases increased by 476,932 (418,427 postpaid), 229,470, 108,107 (104,661 IPTV) and 419,816 (223,663 residential and 196,153 business) subscribers, respectively. This resulted into a 5% increase in Bell’s total broadband service subscribers.

16 BCE Inc. 2017 ANNUAL INFORMATION FORM

	4	General development of our business – three-year history

OTHER KEY COMPLETED TRANSACTIONS

In addition to the above transactions, in line with our strategic imperatives, we have concluded certain other transactions from 2015 to 2017 that have influenced the general development of our business. More information with respect to these transactions is provided in the table below.

TRANSACTION	KEY CHARACTERISTICS
Acquisition of Cieslok Media Ltd. (Cieslok) (2017)

  On January 3, 2017, Bell Media acquired all of the issued and outstanding common shares of Cieslok for a total cash consideration of $161 million. Cieslok specializes in large-format outdoor advertising in key urban areas across Canada.

  The acquisition will contribute to growing and strengthening our digital presence in OOH advertising.

Acquisition of Q9 Networks Inc. (Q9) (2016)

  On August 8, 2016, BCE announced its agreement to acquire all equity not already owned by BCE in Q9, a Toronto-based data centre operator providing outsourced hosting and other data solutions to Canadian business and government customers. Q9 had previously been acquired in October 2012 by an investor group comprised of BCE, Ontario Teachers’ Pension Plan Board, Providence Equity Partners LLC and funds managed by Madison Dearborn Partners LLC. BCE held a 35.4% stake in Q9 and acquired the remaining 64.6% equity interest from its fellow investors. The transaction was valued at approximately $680 million, including Q9 net debt but excluding BCE’s prior ownership interest. The transaction closed on October 3, 2016.

  The acquisition supports BCE’s ability to compete against domestic and international providers in the growing outsourced data services sector.

  On January 1, 2017, various entities of the Q9 group of companies, as well as certain former Bell Aliant Inc. subsidiaries, amalgamated with Bell Canada.

National expansion of HBO and TMN (2016)

  On November 19, 2015, BCE announced a transaction with Corus whereby Bell Media would pay Corus a total consideration of $211 million for Corus to waive its HBO content rights in Canada and wind down the operations of its Movie Central and Encore Avenue pay TV services in Western and Northern Canada, thereby allowing Bell Media to become the sole operator of HBO Canada nationally across all platforms and to expand TMN into a national pay TV service.

  In December 2015, Bell Media paid a deposit of $21 million to Corus and in January 2016 completed the final payment of $197 million for a total consideration of $218 million. TMN was successfully launched nationally on March 1, 2016 and Movie Central and Encore Avenue’s operations ceased on the same day.

Acquisition of Glentel (2015)

  On November 28, 2014, BCE announced the signing of a definitive agreement to acquire all of the issued and outstanding shares of Glentel, a Canadian-based dual-carrier, multi-brand mobile products distributor offering wireless products and services from Bell Mobility and Rogers Communications Inc. (Rogers). On December 24, 2014, BCE further announced that it would divest 50% of its ownership interest in Glentel to Rogers following the closing of BCE’s acquisition of Glentel.

  On May 20, 2015, BCE completed the acquisition of all of the issued and outstanding common shares of Glentel for a total consideration of $592 million, of which $296 million ($284 million, net of cash on hand) was paid in cash and the balance through the issuance of 5,548,908 BCE common shares. Immediately following closing of the acquisition, BCE repaid Glentel’s outstanding debt in the amount of approximately $112 million and contributed $53 million in exchange for additional Glentel common shares. Subsequently, also on May 20, 2015, BCE divested 50% of its ownership interest in Glentel to Rogers for a total cash consideration of approximately $473 million ($407 million, net of divested cash and transaction costs).

4.2 Corporate initiatives

UPGRADE, EXPANSION AND TRANSFORMATION OF OUR NETWORK

Our competitive landscape continues to evolve with web-based and over-the-top (OTT) players penetrating the telecommunications space. With this evolution comes the demand from consumers for faster access to services and content. With data consumption greater than ever before, we continue to invest heavily in our LTE wireless and wireline fibre networks to keep up with the capacity to ensure customers are provided with the best possible experience. One of our key objectives in the past three financial years has been investing in our broadband networks and services to enhance our competitive position and promote future growth opportunities. During this period, we upgraded our access infrastructure by deploying fibre-optic technology closer to our customers, which made possible the expansion of our Bell Fibe Internet and TV services, and enabled us to launch our new Gigabit Fibe Internet service in August 2015. During this period, we also made substantial investments in our wireless networks, which led to the expansion of our 4G LTE wireless network and the subsequent rollout of our Dual-band, Tri-band and Quad Band LTE-A network services since 2015. Refer to section 3.5, Networks in this Annual Information Form for a detailed description of developments relating to our wireline and wireless networks during the three-year period ended December 31, 2017.

Most recently, we launched a project seeking to transform our network, systems and processes with three main objectives: (a) to become more agile in our service delivery and operations, including self-serve and instant-on capabilities for our customers; (b) to ensure best quality and best customer experience; and (c) to develop a new network infrastructure that enables a competitive cost structure with rapidly growing capacity needs. We are leveraging new technologies, including network functions virtualization, software-defined networks and cloud technologies. These technologies offer unprecedented levels of flexibility, automation and elastic capacity: 5G, IoT, enhanced Internet, communication and video services, as well as the next generation of enterprise cloud applications, all depend heavily on these capabilities. We work closely with our partners and are leveraging these connections by contributing to industry associations that are accelerating this evolution, such as the open source software and hardware initiatives. We are also focusing on transforming our organization and some key development and operational processes to meet our objectives.

BCE Inc. 2017 ANNUAL INFORMATION FORM 17

4	General development of our business – three-year history

EXPANDING MEDIA LEADERSHIP

In furtherance of our strategic imperative to expand media leadership, we seek to continue to deliver leading sports, news, entertainment and business content across all screens and platforms. Our objective is to grow audiences, introduce new services and create new revenue streams for our media assets, as well as create more of our own content. In the past three financial years, we have continued to make progress in expanding media leadership, including as previously discussed in this Annual Information Form. Refer to section 2.4, Expand media leadership of the BCE 2017 MD&A contained in the BCE 2017 Annual Report for a discussion of media initiatives that we implemented in the financial year ended December 31, 2017. Refer to section 2.4, Expand media leadership of the BCE 2016 MD&A and section 2.3, Expand media leadership of the BCE 2015 MD&A, contained in the BCE 2016 Annual Report and the BCE 2015 Annual Report, respectively, for a discussion of media initiatives that we implemented in the financial years ended December 31, 2016 and 2015.

ENHANCING CUSTOMER SERVICE

Our strategic priorities require that we constantly focus on delivering an improved customer experience while at the same time seeking to increase efficiency and reduce costs. During the past three financial years, we continued to make progress on enhancing the customer experience through ongoing investments in new service systems and improved processes. Refer to section 2.5, Improve customer service of the BCE 2017 MD&A contained in the BCE 2017 Annual Report for a discussion of customer service improvement initiatives that we implemented in the financial year ended December 31, 2017. Refer to section 2.5, Improve customer service of the BCE 2016 MD&A and section 2.6, Improve customer service of the BCE 2015 MD&A, contained in the BCE 2016 Annual Report and the BCE 2015 Annual Report, respectively, for a discussion of customer service improvement initiatives that we implemented in the financial years ended December 31, 2016 and 2015.

4.3 Regulatory environment

During the past three financial years, the general development of our business has been affected by decisions made by the Government of Canada and its relevant departments and agencies, including the CRTC, ISED, Canadian Heritage and the Competition Bureau. Although most of our retail services are not price-regulated, government agencies and departments such as those described above continue to play a significant role in regulatory matters such as mandatory access to networks, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements. Refer to section 8, Regulatory environment of the BCE 2017 MD&A, the BCE 2016 MD&A and the BCE 2015 MD&A contained in the BCE 2017 Annual Report, the BCE 2016 Annual Report and the BCE 2015 Annual Report, respectively, for a discussion of the regulatory initiatives and proceedings that influenced the general development of our business in the financial years ended December 31, 2017, 2016 and 2015.

18 BCE Inc. 2017 ANNUAL INFORMATION FORM

	5	Our capital structure

5 Our capital structure

This section describes BCE’s and Bell Canada’s securities, the trading of certain of such securities on the Toronto Stock Exchange (TSX) and the ratings that certain rating agencies have attributed to BCE’s preferred shares and Bell Canada’s debt securities that are issued and outstanding.

5.1 BCE securities

BCE’s articles of amalgamation, as amended, provide for an unlimited number of common shares, an unlimited number of first preferred shares issuable in series, an unlimited number of second preferred shares also issuable in series and an unlimited number of Class B shares. As at March 8, 2018, BCE had no Class B shares or second preferred shares outstanding.

Each common share entitles its holder to one vote at any meeting of shareholders. Additional information about the terms and conditions of the BCE preferred shares, common shares and Class B shares can be found in Note 25, Share capital of the BCE 2017 consolidated financial statements, on pages 155 and 156 of the BCE 2017 Annual Report.

Since 1993, the Telecommunications Act and associated regulations (Telecom Regulations) have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and other affiliates of BCE that are Canadian carriers are subject to this Act. In 2012, amendments to the Telecommunications Act largely eliminated the foreign ownership restrictions for any carrier that, with its affiliates, has annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues from the provision of these services in Canada, as determined by the CRTC. However, given that Bell Canada and its affiliates exceed this 10% threshold, they remain subject to the pre-existing Canadian ownership and control restrictions, which are detailed below.

Under the Telecommunications Act, in order for a corporation to operate as a Canadian common carrier, the following conditions have to be met:

  Canadians own at least 80% of its voting shares
  at least 80% of the members of the carrier company’s board of directors are Canadian the carrier company is not controlled by non-Canadians

In addition, where a parent company (Carrier holding company) owns at least 66 2/3% of the voting shares of the carrier company, the Carrier holding company must have at least 66 2/3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. BCE is a Carrier holding company. The Telecom Regulations give certain powers to the CRTC and to Canadian carriers and Carrier holding companies to monitor and control the level of non-Canadian ownership of voting shares to ensure compliance with the Telecommunications Act. Accordingly, BCE, which controls Bell Canada and other Canadian carriers, must satisfy the following conditions:

  Canadians own at least 66 2/3% of its voting shares, and
  it is not controlled by non-Canadians.

The powers under the Telecom Regulations include the right to:

  suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians refuse to register a transfer of voting shares to a non-Canadian, and force a non-Canadian to sell his or her voting shares.

However, in our case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.

Similarly, the Canadian ownership rules under the Broadcasting Act for broadcasting licensees, such as Bell Media and Bell Canada, generally mirror the rules for Canadian-owned and -controlled common carriers under the Telecommunications Act by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 1/3%. An additional requirement under these Canadian broadcasting ownership rules is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or permanent resident of Canada. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or renewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership and control criteria.

Cultural concerns over increased foreign control of broadcasting activities lie behind an additional restriction that prevents the holding company of a broadcasting licensee that exceeds the former 20% limit (or its directors) from exercising control or influence over any programming decisions of a subsidiary licensee. In line with CRTC practice, programming committees have been established within the relevant subsidiary licensees, thereby allowing foreign investment in voting shares of BCE to reach the maximum of 33 1/3%.

We monitor the level of non-Canadian ownership of BCE’s common shares by obtaining data on: (i) registered shareholders from our transfer agent and registrar, AST Trust Company (Canada), and (ii) beneficial shareholders from the Canadian Depository for Securities (CDS) and the Depository Trust Company (DTC) in the U.S. We also provide periodic reports to the CRTC.

As of March 8, 2018, BCE had no debt securities outstanding.

BCE Inc. 2017 ANNUAL INFORMATION FORM 19

5	Our capital structure

5.2 Bell Canada debt securities

As at December 31, 2017, Bell Canada has issued, or assumed, in the case of Bell MTS Inc., long-term debt securities as summarized in the table below.

DEBT SECURITIES	WEIGHTED AVERAGE INTEREST RATE	MATURITY	AT DECEMBER 31, 2017 (IN $ MILLIONS)
1997 trust indenture	3.86%	2018 – 2047	14,950
1976 trust indenture	9.54%	2021 – 2054	1,100
Subordinated debentures	8.21%	2026 – 2031	275
2011 trust indenture (1)	4.28%	2018 – 2024	425
2001 trust indenture (1)	5.63%	2019	200
Total	4.33%		16,950

(1)	As part of the acquisition of MTS, on March 17, 2017, Bell Canada assumed all of MTS’ debt issued under its 2001 and 2011 trust indentures.

As part of the acquisition of MTS, on March 17, 2017, Bell Canada assumed all of Bell MTS Inc.’s (previously Manitoba Telecom Services Inc.) public debt in the aggregate principal amount of $625 million issued under its trust indentures. More specifically, Bell Canada assumed Bell MTS Inc.’s 5.625% Series 8 Notes in the principal amount of $200 million, due December 16, 2019, issued under Bell MTS Inc.’s trust indenture dated May 1, 2001, as amended, and Bell MTS Inc.’s 4.59% Series 9 Notes in the principal amount of $200 million, due October 1, 2018, and 4.00% Series 10 Notes in the principal amount of $225 million, due May 27, 2024, issued under Bell MTS Inc.’s trust indenture dated August 1, 2011, as amended. BCE Inc. guaranteed the full and timely payment of the above-mentioned Bell MTS Inc. Notes.

On May 12, 2017, Bell Canada redeemed, prior to maturity, all of its outstanding $350 million principal amount of 4.37% Debentures, Series M-35, due September 13, 2017, at a price equal to $1,011.110 per $1,000 of principal amount of debentures plus $7.184 for accrued and unpaid interest. On October 9, 2017, Bell Canada redeemed, prior to maturity, all of its outstanding $300 million principal amount of 4.88% Debentures, Series M-36, due April 26, 2018, at a price equal to $1,017.480 per $1,000 of principal amount of debentures plus $22.241 for accrued and unpaid interest. On October 30, 2017, Bell Canada redeemed, prior to maturity, $1 billion principal amount of its 4.40% medium-term debentures (MTN Debentures), Series M-22, due March 16, 2018, at a price equal to $1,011.150 per $1,000 of principal amount of debentures plus $5.304 per $1,000 of principal amount for accrued and unpaid interest.

The Bell Canada debentures are unsecured and have been guaranteed by BCE. Additional information about the terms and conditions of the Bell Canada debentures can be found in Note 20, Long-term debt of the BCE 2017 consolidated financial statements on pages 145 and 146 of the BCE 2017 Annual Report.

Under its shelf prospectus (2016 Shelf Prospectus) and prospectus supplement (2016 Prospectus Supplement) dated September 20, 2016 and September 30, 2016, respectively, Bell Canada could issue, over a 25-month period, up to $4 billion of unsecured MTN Debentures. On February 27, 2017, Bell Canada issued, under the 2016 Shelf Prospectus and 2016 Prospectus Supplement, $1.5 billion of MTN Debentures, Series M-44 and Series M-45. The $1 billion of 2.70% MTN Debentures, Series M-44, due February 27, 2024, were issued at a price of $99.886 per $100 principal amount, and the $500 million of 4.45% MTN Debentures, Series M-45, due February 27, 2047, were issued at a price of $99.475 per $100 principal amount. The net proceeds of the offering were used principally to fund the cash component of the acquisition of MTS, and to repay short-term debt. On September 29, 2017, Bell Canada issued, under the 2016 Shelf Prospectus and 2016 Prospectus Supplement, $1.5 billion of MTN Debentures, Series M-40 and Series M-46. The $700 million of 3.00% MTN Debentures, Series M-40, a re-opening of an existing series, due October 3, 2022, were issued at a price of $100.934 per $100 principal amount. The $800 million of 3.60% MTN Debentures, Series M-46, due September 29, 2027, were issued at a price of $99.709 per $100 principal amount. The net proceeds of the offering were used to fund the early redemption in October 2017 of two series of Bell Canada debentures maturing in 2018, as well as for other general corporate purposes. On March 7, 2018, Bell Canada announced that, on March 12, 2018, it would issue under the 2016 Shelf Prospectus and 2016 Prospectus Supplement $500 million principal amount of 3.35% MTN Debentures, Series M-47, at a price of $99.851 per $100 principal amount, to mature on March 12, 2025. The net proceeds of the offering are intended to be used to redeem prior to maturity Bell Canada’s 5.52% Series M-33 debentures having an outstanding principal amount of $300 million, which are due on February 26, 2019, and for the repayment of other short-term debt.

Certain of Bell Canada’s trust indentures and Bell MTS’ trust indentures assumed by Bell Canada impose covenants that place limitations on the issuance of additional debt with a maturity date exceeding one year based on certain tests related to interest and asset coverage. In addition, Bell Canada is required, under certain conditions, to make an offer to repurchase all or, at the option of the holder thereof, any part of certain series of its debt securities upon the occurrence of both a “Change of Control” of BCE or Bell Canada and a “Rating Event” relating to the relevant series of debt securities. “Change of Control” and “Rating Event” are defined in the terms and conditions of the relevant series of debt securities. Bell Canada is in compliance with all conditions and restrictions of its debt securities.

20 BCE Inc. 2017 ANNUAL INFORMATION FORM

	5	Our capital structure

Bell Canada may issue short-term notes (Notes) under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $2.5 billion in Canadian or U.S. currency provided that at no time shall such aggregate principal amount of Notes exceed $3.5 billion in Canadian currency, which equals the amount available under Bell Canada’s supporting committed lines of credit as of March 8, 2018. The sale of Notes pursuant to Bell Canada’s separate Canadian or U.S. program decreases the Canadian or U.S. $2.5 billion maximum principal amount of Notes authorized to be outstanding at any time under both programs, with one Canadian dollar being treated as equal to one U.S. dollar for purposes of this limitation. At March 8, 2018, Bell Canada had Notes outstanding under its U.S. program in the principal amount of U.S. $2,497 million (CAN $3,154 million when taking into account hedges with forward currency contracts against foreign currency fluctuations). As at the same date, no Notes were outstanding under Bell Canada’s Canadian program.

5.3 Credit Ratings

Ratings generally address the ability of a company to repay principal and pay interest or dividends on issued and outstanding securities.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend partly on the quality of our credit ratings at the time capital is raised. Investment-grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment grade. A ratings downgrade could result in adverse consequences for our funding capacity or our ability to access the capital markets.

As of March 8, 2018, BCE’s preferred shares are rated by DBRS Limited (DBRS) and Standard & Poor’s Ratings Services (Canada), a business unit of S&P Global Canada Corp. (S&P), and Bell Canada’s debt securities are rated by DBRS, Moody’s Investors Service, Inc. (Moody’s) and S&P.

This section describes the credit ratings, as of March 8, 2018, for certain of the issued and outstanding securities of BCE and Bell Canada. These ratings provide investors with an independent measure of the credit quality of an issue of securities. However, they are not recommendations to buy, sell or hold any of the securities referred to below, and they may be revised or withdrawn at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating.

In the past two years, we have paid rating agencies to assign ratings to BCE’s preferred shares as well as Bell Canada’s short-term and long-term debt securities. The fees paid to DBRS and S&P include access to their websites. In addition, we paid DBRS and Moody’s to assign ratings in connection with Bell Canada’s accounts receivable programs.

RATINGS FOR BCE AND BELL CANADA SECURITIES

RATINGS FOR BELL CANADA SHORT-TERM DEBT SECURITIES

SHORT-TERM DEBT SECURITIES	RATING AGENCY	RATING	RANK
Bell Canada commercial paper	DBRS	R-2 (high)	4 out of 10
	Moody’s	P-2	2 out of 4
	S&P	A-1 (Low) (Canadian scale)	3 out of 8
		A-2 (Global scale)	3 out of 7

RATINGS FOR BELL CANADA LONG-TERM DEBT SECURITIES

LONG-TERM DEBT SECURITIES	RATING AGENCY	RATING	RANK
Bell Canada unsubordinated long-term debt	DBRS	BBB (high)	8 out of 26
	Moody’s	Baa1	8 out of 21
	S&P	BBB+	8 out of 22
Bell Canada subordinated long-term debt	DBRS	BBB (low)	10 out of 26
	Moody’s	Baa2	9 out of 21
	S&P	BBB	9 out of 22

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5	Our capital structure

RATINGS FOR BCE PREFERRED SHARES

PREFERRED SHARES	RATING AGENCY	RATING	RANK
BCE preferred shares	DBRS	Pfd-3	8 out of 16
	S&P	P-2 (Low) (Canadian scale)	6 out of 18
		BBB- (Global scale)	8 out of 20

As of March 8, 2018, BCE and Bell Canada’s credit ratings have stable outlooks from DBRS, Moody’s and S&P.

GENERAL EXPLANATION

SHORT-TERM DEBT SECURITIES

The table below shows the range of credit ratings that each rating agency assigns to short-term debt instruments.

	HIGHEST QUALITY	LOWEST QUALITY
	OF SECURITIES RATED	OF SECURITIES RATED
DBRS	R-1 (high)	D
Moody’s	P-1	NP
S&P (Canadian scale)	A-1 (High)	D
S&P (Global scale)	A-1+	D

The DBRS short-term debt rating scale provides an opinion on the risk that a borrower will not meet its short-term financial obligations in a timely manner. Ratings are based on quantitative and qualitative considerations relevant to the borrowing entity.

Moody’s short-term debt ratings are Moody’s opinions on the ability of issuers to meet short-term financial obligations. Short-term ratings are assigned to obligations with an original maturity of 13 months or less and reflect the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

An S&P Canadian commercial paper rating and short-term debt rating scale provides an assessment of whether the company can meet the financial commitments of a specific commercial paper program or other short-term financial instrument, compared to the debt servicing and repayment capacity of other companies in the relevant financial market.

LONG-TERM DEBT SECURITIES

The table below shows the range of credit ratings that each rating agency assigns to long-term debt instruments.

	HIGHEST QUALITY	LOWEST QUALITY
	OF SECURITIES RATED	OF SECURITIES RATED
DBRS	AAA	D
Moody’s	Aaa	C
S&P	AAA	D

The DBRS long-term debt rating scale provides an opinion on the risk of default; that is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the borrowing entity.

Moody’s long-term debt ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

S&P’s long-term debt credit rating scale provides an assessment of the creditworthiness of a company in meeting a specific financial obligation, a specific class of financial obligations or a specific financial program. It takes into consideration the likelihood of payment; that is, the capacity and willingness of the company to meet its financial commitment on an obligation according to the terms of the obligation, among other factors.

PREFERRED SHARES

The table below describes the range of credit ratings that each rating agency assigns to preferred shares.

	HIGHEST QUALITY	LOWEST QUALITY
	OF SECURITIES RATED	OF SECURITIES RATED
DBRS	Pfd-1 (high)	D
S&P (Canadian scale)	P-1 (High)	D
S&P (Global scale)	AA	D

The DBRS preferred share rating scale indicates its assessment of the risk that a borrower may not be able to meet its full obligation to pay dividends and principal in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.

S&P’s preferred share rating is an assessment of the creditworthiness of a company in meeting a specific preferred share obligation issued in the relevant market, compared to preferred shares issued by other issuers in the relevant market.

22 BCE Inc. 2017 ANNUAL INFORMATION FORM

	5	Our capital structure

EXPLANATION OF RATING CATEGORIES RECEIVED FOR OUR SECURITIES

The following explanations of the rating categories received for our securities have been published by the applicable rating agencies.

The explanations and corresponding rating categories provided below are subject to change by the applicable rating agencies.

RATING	DESCRIPTION		EXPLANATION OF
AGENCY	OF SECURITIES	RATING CATEGORY	RATING CATEGORY RECEIVED
DBRS	Short-term debt	R-2 (high)	upper end of adequate credit quality
capacity for the payment of short-term financial obligations as they fall due is acceptable may be vulnerable to future events
	Long-term debt	BBB (high)	adequate credit quality
capacity for the payment of financial obligations is considered acceptable may be vulnerable to future events
	Long-term subordinated debt	BBB (low)	adequate credit quality
capacity for the payment of financial obligations is considered acceptable may be vulnerable to future events
	Preferred shares	Pfd-3	adequate credit quality
protection of dividends and principal is still considered acceptable, but the company is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. Generally, companies with Pfd-3 ratings have senior bonds rated at the higher end of the BBB category
Moody’s	Short-term debt	P-2	a strong ability to repay short-term debt obligations
	Long-term debt	Baa	subject to moderate credit risk
considered medium-grade and may have certain speculative characteristics
S&P	Short-term debt	A-1 (Low) (Canadian scale)	satisfactory capacity of the company to fulfill its financial commitment on the obligation
		A-2 (Global scale)	somewhat more susceptible to changing circumstances and economic conditions than obligations rated higher
	Long-term debt	BBB	adequate protection parameters
adverse economic conditions or changing circumstances are more likely to weaken the company’s ability to meet its financial commitments
	Preferred shares	P-2 (Canadian scale)	adequate protection parameters
		BBB- (Global scale)	adverse economic conditions or changing circumstances are more likely to weaken the company’s ability to meet its financial commitments

BCE Inc. 2017 ANNUAL INFORMATION FORM 23

5	Our capital structure

5.4 Trading of our securities

The common and first preferred shares of BCE are listed on the TSX under the respective symbols set out in the tables below. BCE’s common shares are also listed on the New York Stock Exchange (NYSE) under the symbol BCE.

The tables below and on the next page show the range in share price per month and volume traded on the TSX in 2017 for BCE’s common shares and each series of BCE’s first preferred shares.

		FIRST PREFERRED SHARES
	COMMON	SERIES R	SERIES S	SERIES T	SERIES Y	SERIES Z	SERIES AA	SERIES AB	SERIES AC	SERIES AD	SERIES AE
	SHARES (BCE)	(BCE.PR.R)	(BCE.PR.S)	(BCE.PR.T)	(BCE.PR.Y)	(BCE.PR.Z)	(BCE.PR.A)	(BCE.PR.B)	(BCE.PR.C)	(BCE.PR.D)	(BCE.PR.E)
January 2017
High	$59.080	$18.670	$16.770	$16.680	$16.850	$16.890	$16.800	$16.800	$17.350	$16.830	$16.730
Low	$57.360	$17.680	$15.490	$14.920	$15.240	$15.200	$15.320	$15.340	$15.580	$15.280	$15.200
Volume	25,089,026	198,950	59,591	64,449	135,418	45,966	633,548	236,374	195,206	198,916	370,202
February 2017
High	$59.110	$19.090	$17.150	$17.140	$17.210	$17.150	$17.320	$17.200	$17.980	$17.300	$17.240
Low	$57.200	$18.010	$16.780	$16.650	$16.630	$16.580	$16.650	$16.670	$17.100	$16.670	$16.670
Volume	39,527,288	131,321	61,719	35,132	143,014	39,868	433,958	624,912	94,974	479,977	211,214
March 2017
High	$59.230	$19.890	$17.660	$17.500	$17.770	$17.650	$17.640	$17.580	$18.210	$17.700	$17.640
Low	$57.240	$18.900	$16.810	$16.570	$16.770	$16.890	$16.850	$16.810	$17.310	$16.810	$16.830
Volume	44,131,782	141,075	100,503	107,449	133,303	42,410	137,738	232,723	106,691	191,481	181,451
April 2017
High	$63.000	$19.870	$17.470	$17.340	$17.470	$17.570	$17.730	$17.410	$18.100	$17.590	$17.500
Low	$58.670	$19.260	$17.050	$16.660	$16.960	$17.140	$17.050	$16.950	$17.340	$16.950	$16.990
Volume	26,750,186	100,463	52,444	81,340	65,637	50,720	571,710	127,111	93,752	175,549	94,301
May 2017
High	$62.450	$19.840	$17.530	$16.900	$17.170	$17.190	$17.350	$17.160	$17.760	$17.180	$17.100
Low	$59.980	$18.750	$16.590	$16.250	$16.570	$16.480	$16.300	$16.320	$16.800	$16.500	$16.360
Volume	29,747,137	98,970	37,336	54,730	69,095	17,672	126,240	81,710	70,944	177,475	97,775
June 2017
High	$61.400	$19.400	$17.250	$16.780	$17.320	$17.150	$17.480	$17.250	$17.620	$17.350	$17.260
Low	$58.140	$18.650	$16.240	$16.100	$16.190	$16.200	$16.070	$16.170	$16.570	$16.170	$16.200
Volume	31,311,126	194,325	67,541	75,736	198,278	16,452	367,363	187,031	245,520	231,909	110,293
July 2017
High	$59.175	$19.570	$18.410	$17.530	$18.460	$18.450	$18.510	$18.510	$18.670	$18.580	$18.430
Low	$57.550	$19.050	$17.440	$16.760	$17.310	$17.400	$17.390	$17.300	$17.610	$17.260	$17.270
Volume	21,551,522	82,258	48,317	58,815	57,055	16,521	183,815	77,011	177,503	196,457	55,159
August 2017
High	$60.000	$19.290	$18.600	$17.530	$18.600	$18.620	$18.500	$18.600	$18.570	$18.710	$18.660
Low	$58.160	$18.850	$17.900	$17.250	$17.900	$17.900	$17.480	$17.640	$17.890	$17.350	$17.910
Volume	20,561,865	62,369	49,518	66,835	48,975	31,428	1,669,592	148,596	152,256	2,139,905	54,822
September 2017
High	$59.510	$19.300	$18.780	$17.790	$18.790	$18.800	$18.650	$18.860	$19.000	$18.830	$18.820
Low	$57.210	$18.900	$18.310	$17.330	$18.140	$18.040	$18.100	$18.200	$18.310	$18.230	$18.150
Volume	28,307,708	420,919	60,335	74,640	115,691	10,855	254,258	101,825	205,082	122,914	27,383
October 2017
High	$59.980	$20.320	$19.610	$18.690	$19.760	$19.660	$19.000	$19.730	$19.840	$19.770	$19.770
Low	$58.350	$19.180	$18.750	$17.560	$18.780	$18.810	$18.400	$18.760	$18.900	$18.730	$18.700
Volume	20,648,762	223,105	74,548	75,250	275,087	28,922	170,420	231,424	138,532	358,228	428,206
November 2017
High	$62.400	$20.450	$20.270	$19.090	$20.770	$20.160	$19.850	$20.200	$20.180	$20.250	$20.190
Low	$59.280	$19.620	$19.170	$18.300	$19.100	$19.100	$18.850	$19.170	$19.200	$19.170	$19.210
Volume	23,652,518	46,429	98,717	23,014	42,703	34,332	185,709	173,833	168,713	170,639	171,633
December 2017
High	$62.900	$21.430	$20.400	$19.000	$20.250	$20.300	$19.550	$20.300	$20.850	$20.360	$20.360
Low	$59.590	$20.250	$19.630	$18.380	$19.490	$19.850	$18.850	$19.650	$19.600	$19.600	$19.640
Volume	25,800,773	106,615	20,617	38,130	53,514	11,459	121,573	93,945	35,945	325,301	330,547

24 BCE Inc. 2017 ANNUAL INFORMATION FORM

	5	Our capital structure

	FIRST PREFERRED SHARES
	SERIES AF	SERIES AG	SERIES AH	SERIES AI	SERIES AJ	SERIES AK	SERIES AL	SERIES AM	SERIES AN	SERIES AO	SERIES AQ
	(BCE.PR.F)	(BCE.PR.G)	(BCE.PR.H)	(BCE.PR.I)	(BCE.PR.J)	(BCE.PR.K)	(BCE.PR.L)	(BCE.PR.M)	(BCE.PR.N)	(BCE.PR.O)	(BCE.PR.Q)
January 2017
High	$16.980	$16.400	$16.790	$16.970	$16.640	$16.990	$16.210	$17.200	$16.250	$23.240	$22.960
Low	$14.950	$14.240	$15.250	$14.120	$15.200	$15.120	$14.530	$15.590	$14.990	$22.040	$21.070
Volume	258,173	201,053	547,271	160,037	295,069	456,533	28,832	187,381	33,920	267,873	140,950
February 2017
High	$17.460	$17.010	$17.160	$16.820	$17.140	$17.890	$17.850	$18.340	$16.840	$24.210	$23.600
Low	$16.460	$16.240	$16.630	$16.260	$16.680	$16.720	$16.000	$16.880	$16.240	$22.940	$22.380
Volume	133,350	80,428	123,579	115,156	145,210	445,508	59,414	154,480	45,143	93,909	107,613
March 2017
High	$17.550	$17.130	$17.700	$17.230	$17.600	$18.190	$18.250	$18.550	$17.350	$23.820	$23.310
Low	$16.570	$16.410	$16.950	$16.300	$16.810	$17.250	$16.600	$17.830	$16.700	$22.690	$21.980
Volume	235,972	186,078	329,791	154,637	191,120	425,007	25,733	288,666	35,314	205,324	323,467
April 2017
High	$17.580	$17.010	$17.450	$16.890	$17.410	$18.010	$18.100	$18.370	$18.120	$24.630	$23.330
Low	$16.910	$16.390	$16.970	$16.270	$16.930	$17.260	$17.500	$17.970	$16.700	$23.690	$22.320
Volume	106,798	139,678	133,642	86,383	251,573	710,639	11,810	354,791	26,353	78,924	91,503
May 2017
High	$17.490	$16.620	$17.150	$16.590	$17.160	$17.530	$18.250	$18.100	$17.290	$24.700	$23.000
Low	$16.400	$15.940	$16.330	$15.440	$16.280	$16.220	$15.750	$16.700	$16.200	$24.000	$21.650
Volume	143,315	69,892	70,981	97,451	37,310	630,355	13,008	74,753	15,220	297,643	104,039
June 2017
High	$17.280	$16.850	$17.300	$16.680	$17.250	$17.670	$16.590	$18.500	$17.990	$25.180	$23.480
Low	$16.200	$15.890	$16.110	$15.830	$16.200	$15.990	$15.500	$16.790	$16.050	$23.500	$20.840
Volume	69,331	79,213	246,397	205,460	87,049	512,731	71,570	123,572	76,171	83,312	88,167
July 2017
High	$18.000	$17.600	$18.430	$17.360	$18.530	$18.680	$18.000	$19.200	$18.300	$25.000	$23.680
Low	$17.020	$16.810	$17.270	$16.510	$17.380	$17.430	$16.670	$18.000	$17.510	$24.600	$23.230
Volume	64,855	34,930	115,915	121,661	16,597	685,618	142,290	60,527	31,270	204,706	47,373
August 2017
High	$17.900	$17.550	$18.610	$17.390	$18.600	$18.680	$18.000	$19.500	$18.610	$24.840	$23.680
Low	$17.480	$17.220	$17.800	$16.900	$17.880	$17.950	$17.000	$18.430	$17.770	$24.150	$22.500
Volume	71,422	28,727	68,919	66,355	97,225	323,667	125,996	117,310	71,058	157,020	70,256
September 2017
High	$18.320	$17.730	$18.770	$17.560	$18.790	$18.350	$18.020	$19.100	$18.580	$24.680	$23.400
Low	$17.660	$17.150	$18.230	$17.050	$18.310	$18.000	$17.290	$18.270	$18.250	$24.300	$22.910
Volume	120,995	41,867	24,831	98,068	190,019	448,893	51,409	84,494	11,670	125,854	89,211
October 2017
High	$19.000	$18.360	$19.760	$18.000	$19.720	$18.790	$18.110	$19.750	$19.200	$25.160	$24.000
Low	$18.200	$17.470	$18.780	$17.350	$18.690	$18.240	$17.600	$18.910	$18.600	$24.610	$23.370
Volume	34,264	28,186	191,785	127,669	78,340	331,656	29,555	60,897	22,714	159,930	258,649
November 2017
High	$19.490	$18.640	$20.240	$18.630	$20.240	$19.140	$18.310	$20.000	$19.580	$25.520	$24.400
Low	$18.700	$17.900	$19.170	$17.810	$19.130	$18.510	$17.800	$19.360	$19.040	$25.100	$23.760
Volume	33,932	156,863	180,321	50,222	146,287	809,046	22,505	257,363	11,932	46,525	173,937
December 2017
High	$19.440	$18.710	$20.360	$18.710	$20.390	$18.640	$17.900	$19.460	$19.550	$25.460	$24.150
Low	$18.810	$18.170	$19.620	$18.100	$19.600	$17.910	$17.220	$18.000	$19.350	$24.620	$23.350
Volume	48,717	178,957	230,020	50,165	129,855	323,819	52,369	79,157	71,071	61,019	87,968

BCE Inc. 2017 ANNUAL INFORMATION FORM 25

6	Dividends and dividend payout policy

6 Dividends and dividend payout policy

The board of directors of BCE reviews from time to time the adequacy of BCE’s common share dividend payout policy. BCE’s common share dividend payout policy is currently set to a target dividend payout ratio(1) of 65% to 75% of free cash flow(1). Our objective is to seek to achieve dividend growth while maintaining our dividend payout ratio within the target range and while balancing our strategic business priorities, including continuing to invest in strategic wireline and wireless network infrastructure and maintaining investment-grade credit ratings. For additional information, refer to section 1.4, Capital markets strategy of the BCE 2017 MD&A, on pages 35 to 37 of the BCE 2017 Annual Report.

BCE’s dividend payout policy and the declaration of dividends are subject to the discretion of BCE’s board of directors and, consequently, there can be no guarantee that BCE’s dividend payout policy will be maintained or that dividends will be declared.

The table below describes the increases in BCE’s common share dividend starting with the quarterly dividend payable on April 15, 2015.

DATE OF ANNOUNCEMENT	AMOUNT OF INCREASE	EFFECTIVE DATE
February 4, 2016	5.0% (from $2.60 per share to $2.73 per share)	Quarterly dividend payable on April 15, 2016
February 2, 2017	5.1% (from $2.73 per share to $2.87 per share)	Quarterly dividend payable on April 15, 2017
February 8, 2018	5.2% (from $2.87 per share to $3.02 per share)	Quarterly dividend payable on April 15, 2018

Dividends on BCE’s first preferred shares are, if declared, payable quarterly, except for dividends on Series S, Series Y, Series AB, Series AD, Series AE, Series AH and Series AJ first preferred shares, which, if declared, are payable monthly.

The table below shows the amount of cash dividends declared per BCE common share and per Series R, Series S, Series T, Series Y, Series Z, Series AA, Series AB, Series AC, Series AD, Series AE, Series AF, Series AG, Series AH, Series AI, Series AJ, Series AK, Series AL, Series AM, Series AN, Series AO and Series AQ first preferred share for 2017, 2016 and 2015.

	2017	2016	2015
Common shares	$2.87	$2.73	$2.60
First preferred shares
Series R	$1.0325	$1.0325	$1.10
Series S	$0.73681	$0.675	$0.69216
Series T	$0.75475	$0.824875	$0.84825
Series Y	$0.73681	$0.675	$0.69216
Series Z	$0.835	$0.788	$0.788
Series AA	$0.88251	$0.8625	$0.8625
Series AB	$0.73681	$0.675	$0.69216
Series AC	$0.88752	$0.88752	$0.88752
Series AD	$0.73681	$0.675	$0.69216
Series AE	$0.73681	$0.675	$0.69216
Series AF	$0.7775	$0.7775	$0.7775
Series AG	$0.70	$0.80625	$1.125
Series AH	$0.73681	$0.675	$0.69216
Series AI	$0.6875	$0.8625	$1.0375
Series AJ	$0.73681	$0.675	$0.69216
Series AK	$0.7385	$1.03752	$1.03752
Series AL	$0.61139	–	–
Series AM	$0.691	$0.821375	$1.2125
Series AN	$0.68625	$0.48868	–
Series AO	$1.083125	$1.1375	$1.1375
Series AQ	$1.0625	$1.061	$1.0625

(1)	The terms free cash flow and dividend payout ratio do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to non-controlling interest. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

26 BCE Inc. 2017 ANNUAL INFORMATION FORM

	7	Our directors and executive officers

7 Our directors and executive officers

7.1 Directors

The table below lists BCE’s directors, where they lived, the date they were elected or appointed and their principal occupation on March 8, 2018.

Under BCE’s by-laws, each director holds office until the earlier of the next annual shareholder meeting or his or her resignation.

DIRECTORS
NAME, PROVINCE/STATE	DATE ELECTED OR APPOINTED
AND COUNTRY OF RESIDENCE	TO THE BCE BOARD	PRINCIPAL OCCUPATION ON MARCH 8, 2018
Barry K. Allen, Florida, United States	May 2009	Operating Partner, Providence Equity Partners LLC (a private equity firm focused on media, entertainment, communications and information investments), since September 2007
Sophie Brochu, Québec, Canada	May 2010	President and Chief Executive Officer, Énergir (a diversified energy company), since February 2007
Robert E. Brown, Québec, Canada	May 2009	Corporate director, since October 2009
George A. Cope, Ontario, Canada	July 2008	President and Chief Executive Officer, BCE and Bell Canada, since July 2008
David F. Denison, FCPA, FCA, Ontario, Canada	October 2012	Corporate director, since June 2012, and Chartered Professional Accountant
Robert P. Dexter, Nova Scotia, Canada	November 2014	Chair and Chief Executive Officer of Maritime Travel Inc. (an integrated travel company), since July 1979
Ian Greenberg, Québec, Canada	July 2013	Corporate director, since July 2013
Katherine Lee, Ontario, Canada	August 2015	Chief Executive Officer of 3 Angels Holdings Limited (a real estate holding company), since April 2016, and Chartered Professional Accountant
Monique F. Leroux, FCPA, FCA, Québec, Canada	April 2016	Corporate director, since April 2016, and Chartered Professional Accountant
Gordon M. Nixon, Ontario, Canada	November 2014	Chair of the board of directors, BCE and Bell Canada, since April 2016, and corporate director, since September 2014
Calin Rovinescu, Québec, Canada	April 2016	President and Chief Executive Officer, Air Canada (an airline company), since April 2009
Karen Sheriff, Ontario, Canada	April 2017	Corporate director, since October 2016
Robert C. Simmonds, Ontario, Canada	May 2011	Chair, Lenbrook Corporation (a national distributor of electronics components and radio products), since April 2002
Paul R. Weiss, FCPA, FCA, Ontario, Canada	May 2009	Corporate director, since April 2008, and Chartered Professional Accountant

PAST OCCUPATION

All of BCE’s directors have held the positions listed above or other executive positions with the same or associated firms or organizations during the past five years or longer, except for the directors listed below.

DIRECTORS	PAST OCCUPATION
Ian Greenberg	President and Chief Executive Officer of Astral Media Inc. (a media company), from 1995 to July 2013
Katherine Lee	President and Chief Executive Officer of GE Capital Canada (a leading global provider of financial and fleet management solutions to mid-market companies operating in a broad range of economic sectors), from 2010 to February 2015
Monique F. Leroux, FCPA, FCA	Chair, President and Chief Executive Officer of Desjardins Group (the leading cooperative financial group in Canada), from 2008 to April 2016
Gordon M. Nixon	President and Chief Executive Officer of Royal Bank of Canada (a chartered bank), from 2001 to August 2014

BCE Inc. 2017 ANNUAL INFORMATION FORM 27

7	Our directors and executive officers

COMMITTEES OF THE BOARD

The table below lists the committees of BCE’s board of directors and their members on March 8, 2018.

COMMITTEES	MEMBERS
Audit	Paul R. Weiss (Chair) David F. Denison, Robert P. Dexter, Ian Greenberg, Katherine Lee, Monique F. Leroux, Robert C. Simmonds
Corporate Governance	Barry K. Allen (Chair) Sophie Brochu, Robert E. Brown, Monique F. Leroux, Robert C. Simmonds
Management Resources and Compensation	Robert E. Brown (Chair) Barry K. Allen, Sophie Brochu, Ian Greenberg, Calin Rovinescu
Pension Fund	David F. Denison (Chair) Robert P. Dexter, Katherine Lee, Calin Rovinescu, Karen Sheriff, Paul R. Weiss

7.2 Executive officers

The table below lists BCE’s and Bell Canada’s executive officers, where they lived and the office they held at BCE and/or Bell Canada on March 8, 2018.

NAME	PROVINCE AND COUNTRY OF RESIDENCE	OFFICE HELD AT BCE/BELL CANADA
Mirko Bibic	Ontario, Canada	Chief Legal & Regulatory Officer and Executive Vice-President – Corporate Development (BCE and Bell Canada)
Charles W. Brown	Ontario, Canada	President – The Source (Bell Canada)
Michael Cole	Ontario, Canada	Executive Vice-President and Chief Information Officer (Bell Canada)
George A. Cope	Ontario, Canada	President and Chief Executive Officer (BCE and Bell Canada)
Stephen Howe	Ontario, Canada	Executive Vice-President and Chief Technology Officer (Bell Canada)
Rizwan Jamal	Ontario, Canada	President – Bell Residential & Small Business (Bell Canada)
Blaik Kirby	Ontario, Canada	President – Bell Mobility (Bell Canada)
Glen LeBlanc	Nova Scotia, Canada	Executive Vice-President and Chief Financial Officer (BCE and Bell Canada)
Bernard le Duc	Ontario, Canada	Executive Vice-President – Corporate Services (BCE and Bell Canada)
Randy Lennox	Ontario, Canada	President – Bell Media (Bell Canada)
Thomas Little	Ontario, Canada	President – Bell Business Markets (Bell Canada)
Wade Oosterman	Ontario, Canada	Group President (BCE and Bell Canada)
Martine Turcotte	Québec, Canada	Vice Chair – Québec (BCE and Bell Canada)
John Watson	Ontario, Canada	Executive Vice-President – Customer Experience (Bell Canada)

PAST OCCUPATION

All of our executive officers have held their present positions or other executive positions with BCE or Bell Canada during the past five years or longer, except for:

NAME	PAST OCCUPATION
Glen LeBlanc	Executive Vice-President and Chief Financial Officer of Bell Aliant Inc. from 2010 to December 2014
Randy Lennox	President and Chief Executive Officer of Universal Music Canada from 1998 to August 2015

7.3 Directors’ and executive officers’ share ownership

As at December 31, 2017, BCE’s directors and executive officers as a group beneficially owned, or exercised control or direction over, directly or indirectly, 616,446 common shares (or less than 0.1%) of BCE.

28 BCE Inc. 2017 ANNUAL INFORMATION FORM

	8	Legal proceedings

8 Legal proceedings

In the ordinary course of our business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. This section describes important legal proceedings in which we were involved as at March 8, 2018. This list is not comprehensive and we are involved in a number of other legal proceedings. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management’s assessment of the merits of the claims and legal proceedings pending at March 8, 2018, management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have a material and negative effect on our financial statements or operations. We believe that we have strong defences and we intend to vigorously defend our positions.

PURPORTED CLASS ACTION CONCERNING INDEXATION RATE OF PENSION PAYMENTS

On January 16, 2018, a statement of claim was filed in the Ontario Superior Court against Bell Canada, Bell Mobility, Bell Media and Expertech Network Installation Inc. alleging that the indexation rate under the Bell Canada Pension Plan was not properly calculated for the year 2017. The action seeks to certify a class action consisting of all persons, wherever resident, who are or were members of the Bell Canada Pension Plan, or otherwise entitled to benefits thereunder, and were entitled to receive indexed pension payments as of January 1, 2017, together with the spouses, estates, heirs, beneficiaries, and representatives of those who died. The action seeks damages in the amount of $150 million or any greater amount determined by the court, for breach of contract under the Bell Canada Pension Plan, as well as for breach of fiduciary and trust duties under the Pension Benefits Standards Act of 1985.

PURPORTED CLASS ACTION CONCERNING PROMOTIONAL PRICING

On July 4, 2016, an application for authorization to institute a class action was filed in the Québec Superior Court against Bell Canada and 23 other defendants (including telecommunications companies, banks and other service providers) on behalf of all customers in Québec who, since July 4, 2013, were provided a service either for free or at a discounted price for a fixed period of time, after which a regular price applied unless the customers sent a notice indicating that they did not wish to obtain the service at the regular price (regardless of the disclosure made to customers of the temporary nature of the free or discounted period). The plaintiff alleges that such practice violates the Québec Consumer Protection Act. The action seeks unspecified compensatory damages as well as punitive damages. The action has not yet been authorized as a class action.

PATENT INFRINGEMENT LAWSUIT CONCERNING 4G LTE WIRELESS COMMUNICATIONS SYSTEMS

On February 18, 2016, a claim was filed in the Federal Court against Bell Canada and BCE Inc. by Wi-LAN Inc. The claim alleges that the defendants, by making, using and selling 4G LTE wireless communications systems, including wireless products and services, infringe three patents owned by Wi-LAN Inc. This claim seeks declaratory and injunctive relief as well as unspecified damages or an accounting of profits. On June 9, 2016, the claim was amended to remove Bell Canada and BCE Inc. as defendants and add Bell Mobility as the sole defendant. The defendant intends to exercise all available indemnity recourses from third parties that provide the intellectual property upon which the defendant’s wireless communications systems are based.

CLASS ACTION CONCERNING SERVICE FEE MODIFICATIONS

On November 27, 2015, an application for authorization to institute a class action was filed in the Québec Superior Court against Bell Canada, Bell ExpressVu and Bell Mobility on behalf of all consumers whose monthly fees for wireline telephone services, Internet services, Fibe TV services, satellite TV services or wireless postpaid services were unilaterally modified at any time since November 2012. The plaintiff alleges that the notices provided by the defendants of the price increases or reductions of the bundle discount were not compliant under the Québec Consumer Protection Act. The action seeks the reimbursement, since November 2012, of the monthly price increases and/or reductions of the bundle discount, and payment of punitive damages in the amount of $100 per class member. On July 10, 2017, the court authorized the action to proceed as a class action.

PURPORTED CLASS ACTION CONCERNING RELEVANT ADVERTISEMENTS INITIATIVE

On April 14 and 16, 2015, respectively, an application for authorization to institute a class action was filed against Bell Canada and Bell Mobility in the Québec Superior Court and a statement of claim was filed against Bell Canada and Bell Mobility pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court (collectively, the Actions). Together, the Actions seek to certify a national class consisting of Bell Mobility customers who subscribed to mobile data services between November 16, 2013 and April 13, 2015. The plaintiffs seek damages for breach of contract, breach of the Telecommunications Act, breach of the Québec Consumer Protection Act, intrusion upon seclusion and waiver of tort resulting from Bell Canada’s and Bell Mobility’s alleged unauthorized use and disclosure of personal information pursuant to their “Relevant Advertisements Initiative”. Unspecified punitive damages are also sought in the Québec action. On November 16, 2017, the court stayed the Québec action. The Actions have not yet been certified as class actions.

BCE Inc. 2017 ANNUAL INFORMATION FORM 29

8	Legal proceedings

PURPORTED CLASS ACTION CONCERNING CELLULAR USAGE AND HEALTH RISK

In July 2013, BCE Inc., Bell Canada, Bell Mobility and Bell Aliant Inc. (subsequently replaced by Bell Aliant LP and now Bell Mobility as successor to the Bell Aliant LP wireless business) were served with a statement of claim previously filed pursuant to the Class Proceedings Act (British Columbia) in the Supreme Court of British Columbia. The action was brought against more than 25 defendants, including wireless carriers and device manufacturers, and seeks certification of a national class encompassing all persons in Canada, including their estates and spouses, who have used cellular phones next to their heads for a total of at least 1,600 hours. The action also seeks certification of a subclass of such persons who have been diagnosed with a brain tumour (as well as their estates and spouses). The statement of claim alleges that the defendants that are wireless carriers are liable to the purported class on the basis of, among other things, negligence in the design and testing of cellular phones, failure to warn about the health risks associated with cellular phones, negligent misrepresentation, deceit, breach of warranty and breach of competition, consumer protection and trade practices legislation. The plaintiffs seek unspecified damages, including reimbursement of defendants’ revenue earned from selling cellular phones to class members, and punitive damages. The lawsuit has not yet been certified as a class action. On September 3, 2014, the Supreme Court of British Columbia ordered the removal of BCE Inc. and Bell Canada as defendants.

IP INFRINGEMENT LAWSUITS CONCERNING IPTV SYSTEMS

On April 23, 2013, a claim was filed in the Federal Court against Bell Canada and Bell Aliant LP (now Bell Canada) by Mediatube Corp. and NorthVu Inc. The claim alleges that the defendants, through their development and use of IPTV systems, infringed on a patent owned by NorthVu Inc. and licensed to Mediatube Corp. In addition to declaratory and injunctive relief, the plaintiffs seek damages in the form of unpaid royalties in relation to the defendants’ revenues from their IPTV services (the plaintiffs estimate that the monetary value of these royalties exceed $350 million) or an accounting of the defendants’ profits, as well as punitive damages. On January 4, 2017, the Federal Court dismissed the action on the basis that Bell Canada did not infringe the patent and that the claims of punitive damages were without merit. On February 3, 2017, the plaintiffs appealed the decision, which appeal is scheduled to be heard by the Federal Court of Appeal on May 20, 2018. Plaintiff NorthVu Inc. discontinued its appeal, leaving Mediatube Corp. as the sole appellant. Bell Canada intends to exercise all available indemnity recourses from third parties that provide the intellectual property upon which its IPTV services are based.

On April 2, 2014, a claim was filed in the Federal Court against Bell Canada, Bell Aliant LP (now Bell Canada) and TELUS Communications Company by Two-Way Media Ltd. The claim alleged that the defendants, by making, constructing, using and selling their IPTV systems, infringed on patents owned by Two-Way Media Ltd. In addition to declaratory and injunctive relief, the plaintiffs sought unspecified damages or an accounting of the defendants’ profits, as well as punitive damages. Bell Canada exercised all available indemnity recourses from third parties that provide the intellectual property upon which its IPTV services are based. In October 2014, the defendants filed a counterclaim seeking a declaration that the patents of Two-Way Media Ltd. are invalid. On April 7, 2017, an out-of-court settlement was entered into.

On January 19, 2018, a claim was filed in the Federal Court against BCE Inc., Bell Canada, Bell Aliant Regional Communications Inc., Bell MTS Inc., and Northerntel L.P. by Rovi Guides, Inc. and Tivo Solutions Inc. Separate and similar actions have been filed by the same plaintiffs against other Canadian telecommunications and cable companies. The claim alleges that the defendants, through their manufacture, distribution, sale and use of certain features of their IPTV systems, have infringed six patents variously owned by the defendants. The claim also alleges that the defendants have, through their marketing and customer support activities, induced users to infringe the patents. In addition to declaratory and injunctive relief, the plaintiffs seek damages in the form of unpaid royalties in relation to the defendants’ revenues from their IPTV services or an accounting of the defendants’ profits. Bell Canada intends to exercise all available indemnity recourses from third parties that provide the intellectual property upon which its IPTV services are based.

CLASS ACTIONS CONCERNING INCREASE TO LATE PAYMENT CHARGES

On October 28, 2010, an application for authorization to institute a class action was filed in the Québec Superior Court against Bell Canada and Bell Mobility on behalf of all physical persons and companies of 50 employees or less in Canada who were billed late payment charges since June 2010. The plaintiffs allege that the increase by Bell Canada and Bell Mobility of the late payment charge imposed on customers who fail to pay their invoices by the due date from 2% to 3% per month is invalid. The action seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges in excess of 2% per month to the members of the class. In addition to the reimbursement of such amounts, the action also seeks payment of general and punitive damages by Bell Canada and Bell Mobility. On December 16, 2011, the court authorized the action but limited the class members to residents of the province of Québec with respect to home phone, wireless and Internet services.

On January 10, 2012, another application for the authorization to institute an identical class action was filed in the Québec Superior Court against Bell ExpressVu with respect to TV services, later amended to add Bell Canada as defendant. On December 19, 2014, the court authorized the action to proceed as a class action.

30 BCE Inc. 2017 ANNUAL INFORMATION FORM

	8	Legal proceedings

CLASS ACTIONS CONCERNING ROUNDING-UP OF MINUTES

On July 25, 2008, a class action was filed against BCE Inc. in the Ontario Superior Court of Justice on behalf of all its residential long distance customers in Canada who, since July 2002, have had their call times rounded up to the next full minute for billing purposes (the First Rounding-Up Action). On August 18, 2008, a similar class action (the Second Rounding-Up Action) was filed against Bell Mobility in the same court on behalf of all Canadian Bell Mobility customers who, since July 2002, have had their wireless airtime rounded up to the next full minute. Both actions allege that BCE Inc. and Bell Mobility misrepresented and did not disclose that they round up to the next full minute when calculating long distance call time or wireless airtime. The class actions seek reimbursement of all amounts received by BCE Inc. and Bell Mobility as a result of the rounded-up portion of per minute charges for residential long distance calls and wireless airtime. Each action originally claimed general damages of $20 million, costs of $1 million for administering the distribution of damages and $5 million in punitive damages.

On January 15, 2014, the Second Rounding-Up Action was amended to include an allegation of breach of contract and to increase claimed general damages to $500 million and claimed punitive damages to $20 million, without setting out the basis for the increases. The Second Rounding-Up Action was certified by the court on November 25, 2014.

The First Rounding-Up Action has not yet been certified as a class action.

PURPORTED CLASS ACTION CONCERNING 911 FEES

On June 26, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against a number of communications service providers, including Bell Mobility and Bell Aliant LP (now Bell Mobility as successor to the Bell Aliant LP wireless business), on behalf of certain alleged customers. The action also named BCE Inc. and Bell Canada as defendants. The statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation and collusion in connection with certain “911 fees” invoiced by communications service providers to their customers. The plaintiffs seek unspecified damages and punitive damages and an accounting and constructive trust of the “911 fees” collected. The action seeks certification of a national class encompassing all customers of communications service providers wherever resident in Canada. On July 22, 2013, the plaintiffs delivered an amended statement of claim which removed BCE Inc. and Bell Canada as defendants, and added claims for unjust enrichment and breaches of provincial consumer protection legislation and the Competition Act. The lawsuit has not yet been certified as a class action.

CLASS ACTION CONCERNING WIRELESS SYSTEM ACCESS FEES

On August 9, 2004, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against a number of wireless service providers, including Bell Mobility and Bell Aliant LP (now Bell Mobility as successor to the Bell Aliant LP wireless business), on behalf of certain alleged customers. This statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation, unjust enrichment and collusion in connection with certain system access fees and system licensing charges invoiced by wireless communications service providers to their customers. The plaintiffs are seeking unspecified general and punitive damages. On September 17, 2007, the court granted certification, on the grounds of unjust enrichment only, of a national class encompassing all customers of the defendant wireless service providers wherever resident in Canada, on the basis of an opt-out class in Saskatchewan and an opt-in class elsewhere in Canada.

OTHER

We are subject to other claims and legal proceedings in the ordinary course of our current and past operations, including class actions, employment-related disputes, contract disputes and customer disputes. In some claims and legal proceedings, the claimant seeks damages as well as other relief which, if granted, could require substantial expenditures on our part or could result in changes to our business practices.

BCE Inc. 2017 ANNUAL INFORMATION FORM 31

9	Interest of management and others in material transactions	10	Interest of experts	11	Transfer agent and registrar	12	For more information

9 Interest of management and others in material transactions

To the best of our knowledge, there were no current or nominated directors or executive officers or any associate or affiliate of a current or nominated director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected us or is reasonably expected to materially affect us.

10 Interest of experts

Deloitte LLP prepared the Report of independent registered public accounting firm in respect of our audited consolidated financial statements and the Report of independent registered public accounting firm in respect of our internal control over financial reporting. Deloitte LLP is independent of BCE within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and the rules and standards of the Public Company Accounting Oversight Board (PCAOB) (U.S.), as well as the securities laws and regulations administered by the U.S. Securities and Exchange Commission.

11 Transfer agent and registrar

The transfer agent and registrar for the common shares and preferred shares of BCE in Canada is AST Trust Company (Canada) at its principal offices in Montréal, Québec; Toronto, Ontario; Calgary, Alberta; and Vancouver, British Columbia; and in the U.S. is American Stock Transfer & Trust Company, LLC at its principal office in Brooklyn, New York.

The register for Bell Canada’s debentures and Bell Canada’s subordinated debentures is kept at the principal office of CIBC Mellon Trust Company (CIBC Mellon), through BNY Trust Company of Canada (BNY) acting as attorney, in Montréal, and facilities for registration, exchange and transfer of the debentures are maintained at the principal offices of CIBC Mellon, through BNY acting as attorney, in Montréal and Toronto.

The register for Bell MTS’ notes assumed by Bell Canada is kept at the principal office of Computershare Trust Company of Canada (Computershare) in Montréal, and facilities for registration, exchange and transfer of the notes are maintained at Computershare’s offices in Montréal, Toronto and Calgary.

12 For more information

This Annual Information Form as well as BCE’s annual and quarterly reports and news releases are available on BCE’s website at BCE.ca.

Additional information, including information about directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in BCE’s management proxy circular for its most recent annual meeting of security holders that involved the election of directors.

Additional information relating to BCE is available on SEDAR at sedar.com and on EDGAR at sec.gov. Additional financial information is provided in BCE’s audited consolidated financial statements and the related management’s discussion and analysis for BCE’s most recently completed financial year, contained in the BCE 2017 Annual Report. You may ask for a copy of the annual and quarterly management’s discussion and analysis of BCE by contacting the Investor Relations group of BCE at Building A, 8th Floor, 1, Carrefour Alexander-Graham-Bell, Verdun, Québec H3E 3B3 or by sending an e-mail to investor.relations@bce.ca.

Shareholder inquiries 1-800-561-0934

Investor relations 1-800-339-6353

32 BCE Inc. 2017 ANNUAL INFORMATION FORM

	13	Schedule 1 – Audit Committee information

13 Schedule 1 – Audit Committee information

The purpose of BCE’s Audit Committee (Audit Committee) is to assist the board of directors in its oversight of:

  the integrity of BCE’s financial statements and related information
  BCE’s compliance with applicable legal and regulatory requirements the independence, qualifications and appointment of the external auditors the performance of both the external and internal auditors
  BCE management’s responsibility for assessing and reporting on the effectiveness of internal controls
  BCE’s enterprise risk management processes

MEMBERS’ FINANCIAL LITERACY, EXPERTISE AND SIMULTANEOUS SERVICE

Under the Sarbanes-Oxley Act of 2002 and related U.S. Securities and Exchange Commission rules, BCE is required to disclose whether its Audit Committee members include at least one “audit committee financial expert” as defined by these rules. In addition, National Instrument 52-110 – Audit Committees and the NYSE governance rules followed by BCE require that all audit committee members be “financially literate” and “independent”.

The BCE board of directors has determined that all the members of the Audit Committee during 2017 were, and all current members of the Audit Committee are, financially literate and independent, and that the current Chair of the Audit Committee, Mr. P.R. Weiss, and Mr. D.F. Denison, Ms. K. Lee and Ms. M.F. Leroux are qualified as “audit committee financial experts”. The table below outlines the relevant education and experience of all members of the Audit Committee, whether during 2017 or currently.

RELEVANT EDUCATION AND EXPERIENCE

P.R. Weiss, FCPA, FCA (Chair)

Mr. Weiss has been a director of BCE since May 2009 and became Chair of the Audit Committee on May 7, 2009. Mr. Weiss is a director and audit committee Chair at Torstar Corporation and a member of the board of trustees and audit committee Chair of Choice Properties REIT. He was a director and audit committee member of The Empire Life Insurance Company until May 2014 and was a director and audit committee member of ING Bank of Canada until November 2012. He is a past Chair of Soulpepper Theatre Company and of Toronto Rehab Foundation. For over 40 years, until his retirement in 2008, he was with KPMG LLP (an accounting firm). He served as Managing Partner of the Canadian Audit Practice, a member of KPMG Canada’s management committee and a member of the International Global Audit Steering Group. Mr. Weiss holds a Bachelor of Commerce degree from Carleton University. He is a Chartered Professional Accountant and a Fellow of CPA Ontario.

D.F. Denison, FCPA, FCA

Mr. Denison has been a director of BCE since October 2012. Mr. Denison is a corporate director with extensive experience in the financial services industry. He served as President and Chief Executive Officer of the Canada Pension Plan Investment Board from 2005 to 2012. Prior to that, Mr. Denison was President of Fidelity Investments Canada Limited (a financial services provider). He has also held a number of senior positions in the investment banking, asset management and consulting sectors in Canada, the U.S. and Europe. Mr. Denison serves as a member of the Investment Board and International Advisory Committee of the Government of Singapore Investment Corporation, the China Investment Corporation International Advisory Council and co-chairs the University of Toronto Investment Committee. He is a director of Royal Bank of Canada, and is Chair of Hydro One Limited. Mr. Denison earned bachelor’s degrees in Mathematics and Education from the University of Toronto, is a Chartered Professional Accountant and a Fellow of CPA Ontario. He was named an Officer of the Order of Canada in 2014 and received an honourary Doctor of Laws degree from York University in 2016.

R.P. Dexter

Mr. Dexter has been a director of BCE since November 2014. He is Chairman and Chief Executive Officer of Maritime Travel Inc. (an integrated travel company) since 1979. He holds both a bachelor’s degree in Commerce and a bachelor’s degree in Law from Dalhousie University and was appointed Queen’s Counsel in 1995. Mr. Dexter has over 20 years of experience in the communications sector, having served as a director of Maritime Tel & Tel Limited from 1997 to 1999 prior to joining the Aliant, and later the Bell Aliant boards until October 2014. He is also a counsel to the law firm Stewart McKelvey and Chairman of Sobeys Inc. and Empire Company Limited from 2004 to 2016. Mr. Dexter is also a director of High Liner Foods Incorporated and Chairman of Wajax Corporation. He is a past audit committee member of each of these companies, as well as the audit committee of Bell Aliant.

I. Greenberg

Mr. Greenberg has been a director of BCE since July 2013. He is a corporate director and one of four brothers who founded Astral. From 1995 until July 2013, Mr. Greenberg was President and Chief Executive Officer of Astral. He is Chair of Cineplex Inc., a member of the Broadcasting Hall of Fame and a recipient of the prestigious Ted Rogers and Velma Rogers Graham Award for his unique contribution to the Canadian broadcasting system. With his brothers, he also received the Eleanor Roosevelt Humanities Award for their active support of numerous industry and charitable organizations. Mr. Greenberg was a member of the Canadian Council of Chief Executives and a governor of Montréal’s Jewish General Hospital.

K. Lee

Ms. Lee has been a director of BCE since August 2015 and is Chief Executive Officer of 3 Angels Holdings Limited, a real estate holding company, since April 2016. Ms. Lee served as President and Chief Executive Officer of GE Capital Canada from 2010 to February 2015. Prior to this role, Ms. Lee served as Chief Executive Officer of GE Capital Real Estate in Canada from 2002 to 2010, building it to a full debt and equity operating company. Ms. Lee joined GE in 1994, where she held a number of positions, including Director, Mergers & Acquisitions for GE Capital’s Pension Fund Advisory Services based in San Francisco, and Managing Director of GE Capital Real Estate Korea based in Seoul and Tokyo. Ms. Lee earned a Bachelor of Commerce degree from the University of Toronto. She is a Chartered Professional Accountant and Chartered Accountant. She is active in the community, championing women’s networks and Asia-Pacific forums. Ms. Lee is also a director of Colliers International Group Inc.

BCE Inc. 2017 ANNUAL INFORMATION FORM 33

13	Schedule 1 – Audit Committee information

M.F. Leroux, FCPA, FCA

Ms. Leroux is Chair of Investissement Quebec and a member of the Canada-U.S. Council for Advancement of Women Entrepreneurs and Business Leaders. She is also Strategic Advisor, Fiera Capital Corporation, and Vice-Chair (Canada) of the Trilateral Commission. Ms. Leroux was Chair, President and CEO of Desjardins Group (the leading cooperative financial group in Canada) from March 2008 to April 2016. Prior to that, Ms. Leroux was CFO of Desjardins, Senior Vice-President of Royal Bank of Canada, COO of Quebecor Inc. and Partner of EY Canada. She is a director of Lallemand Investments Inc. and the Rideau Hall Foundation. From 2015 to 2017, Ms. Leroux was President of the International Co-operative Alliance, a global organization representing co-operatives across 105 countries. In 2018, Ms. Leroux will co-Chair the B7 business summit in Quebec City. A Fellow of the Institute of Corporate Directors and a recipient of the Woodrow Wilson Award (U.S.) and of the Outstanding Achievement Award and Fellowship of the CPA Order. Ms. Leroux is a Member of the Order of Canada, an Officer of the Ordre national du Québec and a Chevalier of the Légion d’honneur (France). She received honourary doctorates from eight Canadian universities and is an “honourary citizen” of the City of Lévis. With a special interest for youth and education, Ms. Leroux lends her time and support to a host of not-for-profit organizations. In 2018, Ms. Leroux will be inducted in the Canadian Business Hall of Fame.

R.C. Simmonds

Mr. Simmonds has been a director of BCE since May 2011. He is a seasoned Canadian telecommunications executive who has served in public company roles from 1994 to 2006. From 1985 until 2000, he served as Chair of Clearnet Communications Inc., a Canadian wireless competitor that launched two all-new digital mobile networks. He became Chair of Lenbrook Corporation in 2002, having been a founder and director of the company since 1977. Internationally regarded as a leading wireless communications engineer and mobile spectrum authority, Mr. Simmonds has played a key role in the development of Canada’s mobile spectrum policies for more than 30 years. He is Chair of the Mobile and Personal Communications Committee of the Radio Advisory Board of Canada, a body that provides unbiased and technically expert advice to the federal Department of Innovation, Science and Economic Development, and is a past Chair of the Canadian Wireless Telecommunications Association. A laureate and member of Canada’s Telecommunications Hall of Fame and recipient of the Engineering Medal for Entrepreneurship from Professional Engineers Ontario, Mr. Simmonds earned a B.A.Sc. in Engineering Science (Electrical) at the University of Toronto. In October 2013, Mr. Simmonds became a Fellow of the Wireless World Research Forum (an organization dedicated to long-term research in the wireless industry) in recognition of his contribution to the industry.

The NYSE governance rules followed by BCE require that if an audit committee member serves simultaneously on the audit committee of more than three public companies, the board of directors must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the Audit Committee. In addition to serving on the BCE’s Audit Committee, Ms. Monique F. Leroux currently serves on the audit committee of three public companies, Alimentation Couche-Tard Inc., Michelin Group and S&P Global Inc. The Board has reviewed the Audit Committee service of Ms. Leroux and has concluded that these other activities do not impair her ability to effectively serve on the Audit Committee. This conclusion is based, on the following considerations among others:

  she is not involved in full time professional activities other than serving on various boards of directors and not-for-profit organizations she has extensive accounting and financial knowledge and experience, which serves the best interests of the corporation and assists the Audit Committee in the discharge of its duties she makes valuable contributions to the corporation’s Audit Committee, and she attended 100% of Board and committee meetings, including the Audit Committee, in 2017.

PRE-APPROVAL POLICIES AND PROCEDURES

BCE’s Auditor Independence Policy is a comprehensive policy governing all aspects of our relationship with the external auditors, including:

  establishing a process for determining whether various audit and other services provided by the external auditors affect their independence identifying the services that the external auditors may and may not provide to BCE and its subsidiaries pre-approving all services to be provided by the external auditors of BCE and its subsidiaries establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained

In particular, the policy specifies that:

  the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation or legal services for all audit and non-audit services falling within the permitted services category (such as prospectus, due diligence and non-statutory audits), a request for approval must be submitted to the Audit Committee prior to engaging the external auditors specific permitted services, however, are pre-approved annually and quarterly by the Audit Committee and consequently only require approval by the Executive Vice-President and Chief Financial Officer prior to engaging the external auditors at each regularly scheduled Audit Committee meeting, a summary of all fees billed by the external auditors by type of service is presented. This summary includes the details of fees incurred within the pre-approval amounts.

The Auditor Independence Policy is available in the governance section of BCE’s website at BCE.ca.

34 BCE Inc. 2017 ANNUAL INFORMATION FORM

	13	Schedule 1 – Audit Committee information

EXTERNAL AUDITORS’ FEES

The table below shows the fees that BCE’s external auditors, Deloitte LLP, billed to BCE and its subsidiaries for various services in each of the past two fiscal years.

	2017	2016
	(IN $ MILLIONS)	(IN $ MILLIONS)
Audit fees (1)	10.8	8.8
Audit-related fees (2)	2.1	1.7
Tax fees (3)	0.5	0.5
All other fees (4)	0.0	0.1
Total (5)	13.4	11.1

(1)	These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents, other regulatory audits and filings and translation services.
(2)	These fees relate to non-statutory audits and due diligence procedures.
(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits.
(4)	These fees include any other fees for permitted services not included in any of the above-stated categories. In 2016, the fees are for a subscription to Bersin HR Management.
(5)	The amounts of $13.4 million for 2017 and $11.1 million for 2016 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $10.4 million in 2017 and $9.2 million in 2016.

BCE Inc. 2017 ANNUAL INFORMATION FORM 35

14	Schedule 2 – Audit Committee charter

14 Schedule 2 – Audit Committee charter

I.	Purpose
The purpose of the Audit Committee is to assist the Board of Directors in its oversight of:
A.	the integrity of the Corporation’s financial statements and related information;
B.	the Corporation’s compliance with applicable legal and regulatory requirements;
C.	the independence, qualifications and appointment of the shareholders’ auditor;
D.	the performance of the Corporation’s shareholders’ auditor and internal audit;
E.	management responsibility for assessing and reporting on the effectiveness of internal controls; and
F.	the Corporation’s enterprise risk management processes.
II.	Duties and responsibilities
The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board of Directors. In particular, the Audit Committee shall have the following duties and responsibilities:
A.	Financial Reporting and Control
1.	On a periodic basis, review and discuss with management and the shareholders’ auditor the following:
	a.	major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles, and issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;
	b.	analyses prepared by management and/or the shareholders’ auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including the impact of selecting one of several generally accepted accounting principles (GAAP) on the financial statements when such a selection has been made in the current reporting period;
	c.	the effect of regulatory and accounting developments, as well as off-balance sheet arrangements, on the financial statements of the Corporation; and
	d.	the type and presentation of information to be included in earnings press releases (including any use of pro-forma or non-GAAP information).
2.	Meet to review and discuss with management and the shareholders’ auditor, report and, where appropriate, provide recommendations to the Board of Directors on the following prior to its public disclosure:
	a.	the Corporation’s annual and interim consolidated financial statements and the related “Management’s Discussion and Analysis”, Annual Information Forms, earnings press releases and earnings guidance provided to analysts and rating agencies and the integrity of the financial reporting of the Corporation;
		–	In addition to the role of the Audit Committee to make recommendations to the Board of Directors, where the members of the Audit Committee consider that it is appropriate and in the best interest of the Corporation, the Corporation’s interim consolidated financial statements and the related “Management’s Discussion and Analysis”, the interim earnings press releases and the earnings guidance, may also be approved on behalf of the Board of Directors by the Audit Committee, provided that such approval is subsequently reported to the Board of Directors at its next meeting;
	b.	any audit issues raised by the shareholders’ auditor and management’s response thereto, including any restrictions on the scope of the activities of the shareholders’ auditor or access to requested information and any significant disagreements with management.
3.	Review and discuss reports from the shareholders’ auditor on:
	a.	all critical accounting policies and practices used by the Corporation;
	b.	all material selections of accounting policies when there is a choice of policies available under GAAP that have been discussed with management, including the ramifications of the use of such alternative treatment and the alternative preferred by the shareholders’ auditor; and
	c.	other material written communications between the shareholders’ auditor and management, and discuss such communication with the shareholders’ auditor.

36 BCE Inc. 2017 ANNUAL INFORMATION FORM

	14	Schedule 2 – Audit Committee charter

B.	Oversight of the Shareholders’ Auditor
1.	Be directly responsible for the appointment, compensation, retention and oversight of the work of the shareholders’ auditor and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required, and review, report and, where appropriate, provide recommendations to the Board of Directors on the appointment, terms and review of engagement, removal, independence and proposed fees of the shareholders’ auditor.
2.	Approve in advance all audit, review or attest engagement fees and terms for all audit, review or attest services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required.
3.	Pre-approve all engagements for permitted non-audit services provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and to this effect may establish policies and procedures for the engagement of the shareholders’ auditor to provide to the Corporation and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Audit Committee of all audit/ review and permitted non-audit services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary.
4.	Delegate, if deemed appropriate, authority to one or more members of the Audit Committee to grant pre-approvals of audit, review and permitted non-audit services, provided that any such approvals shall be presented to the Audit Committee at its next scheduled meeting.
5.	Establish policies for the hiring of partners, employees and former partners and employees of the shareholders’ auditor.
6.	At least annually, consider, assess, and report to the Board of Directors on:
	a.	the independence, objectivity and professional skepticism of the shareholders’ auditor, including that the shareholders’ auditor’s performance of permitted non-audit services does not impair the shareholders’ auditor’s independence;
	b.	obtaining from the shareholders’ auditor a written statement (i) delineating all relationships between the shareholders’ auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the shareholders’ auditor;
	c.	the quality of the engagement team including the evaluation of the lead audit partner, taking into account the opinions of management and internal audit; and
	d.	the quality of the communications and interactions with the external auditor.
7.	At least annually, obtain and review a report by the shareholders’ auditor describing:
	a.	the shareholders’ auditor’s internal quality-control procedures;
	b.	any material issues raised by the most recent internal quality-control review, or peer review of the shareholders’ auditor firm, or by any inquiry or investigation by governmental or professional authorities, issued in the reporting year, respecting one or more independent audits carried out by the shareholders’ auditor firm in Canada and the United States, limited to the Public Company Accounting Oversight Board, and any steps taken to deal with any such issues.
8.	At least every 5 years, unless the annual assessment indicates otherwise, conduct a comprehensive review of the shareholders’ auditor and report to the Board of Directors on:
	a.	the independence, objectivity and professional skepticism of the shareholders’ auditor;
	b.	the quality of the engagement team; and
	c.	the quality of communications and interactions with the shareholders’ auditor.
9.	Resolve any disagreement between management and the shareholders’ auditor regarding financial reporting.
10.	Review the annual audit plan with the shareholders’ auditor.
11.	Meet periodically with the shareholders’ auditor in the absence of management and internal audit.
C.	Oversight of Internal Audit
1.	Review and discuss with the head of internal audit, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the appointment and mandate of internal audit, including the responsibilities, budget and staffing of internal audit;
	b.	discuss with the head of internal audit the scope and performance of internal audit, including a review of the annual internal audit plan, and whether there are any restrictions or limitations on internal audit; and
	c.	obtain periodic reports from the head of internal audit regarding internal audit findings, including those related to the Corporation’s internal controls, and the Corporation’s progress in remedying any audit findings.
2.	Meet periodically with the head of internal audit in the absence of management and the shareholders’ auditor.

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14	Schedule 2 – Audit Committee charter

D.	Oversight of the Corporation’s Internal Control System
1.	Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s systems of internal controls over financial reporting;
	b.	compliance with the policies and practices of the Corporation relating to business ethics;
	c.	compliance by Directors, Officers and other management personnel with the Corporation’s Disclosure Policy; and
	d.	the relationship of the Audit Committee with other committees of the Board of Directors, management and the Corporation’s consolidated subsidiaries’ audit committees.
2.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents.
3.	Review, monitor, report, and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s disclosure controls and procedures.
4.	Establish procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submissions by employees regarding questionable accounting or auditing matters.
5.	Meet periodically with management in the absence of the shareholders’ auditor and internal audit.
E.	Oversight of the Corporation’s Risk Management
1.	Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s processes for identifying, assessing, mitigating and, where required, reporting strategic, operational, regulatory and general risks exposures and the steps the Corporation has taken to monitor and control such exposures, including:
		–	the Corporation’s major financial risk exposures including fraud prevention;
		–	the Corporation’s major operational risk exposures including the Corporation’s business continuity plans, work stoppage and disaster recovery plans;
		–	the Corporation’s major vendor oversight risk exposures;
		–	the Corporation’s major security risks, including the physical, information and cyber security as well as security trends that may impact the Corporation’s operations and business; and
		–	the Corporation’s major legal obligation and compliance risks including regulatory, privacy and records management, environmental risks, and environment trends that may impact the Corporation’s operations and business.
2.	Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s compliance with internal policies and the Corporation’s progress in remedying any material deficiencies related to:
	a.	security policies, including the physical safeguarding of corporate assets and security of networks and information systems; and
	b.	environmental policy and environmental management systems.
3.	When appropriate, ensure that the Corporation’s subsidiaries establish an environmental policy and environmental management systems, and review and report thereon to the Board of Directors.
F.	Journalistic Independence
1.	Consider and approve, on recommendation from the Chief Executive Officer, the appointment and termination of the President, CTV News.
2.	At least annually, obtain and review a report by the President, CTV News regarding compliance with the Corporation’s Journalistic Independence Policy.
G.	Compliance with Legal Requirements
1.	Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, when appropriate, provide recommendation to the Board of Directors on the adequacy of the Corporation’s process for complying with laws and regulations.
2.	Receive, on a periodic basis, reports from the Corporation’s Chief Legal Officer, with respect to the Corporation’s pending or threatened material litigation.
III.	Evaluation of the audit committee and report to board of directors
A.	The Audit Committee shall evaluate and review with the Corporate Governance Committee of the Board of Directors, on an annual basis, the performance of the Audit Committee.
B.	The Audit Committee shall review and discuss with the Corporate Governance Committee of the Board of Directors, on an annual basis, the adequacy of the Audit Committee charter.
C.	The Audit Committee shall report to the Board of Directors periodically on the Audit Committee’s activities.

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	14	Schedule 2 – Audit Committee charter

IV.	Outside advisors
The Audit Committee shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Audit Committee in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Audit Committee.
V.	Membership
The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board of Directors may from time to time by resolution determine. The members of the Audit Committee shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations as determined by the Board of Directors.
VI.	Audit committee chair
The Chair of the Audit Committee shall be appointed by the Board of Directors. The Chair of the Audit Committee leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. More specifically, the Chair of the Audit Committee shall:
A.	Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this charter and as otherwise may be appropriate;
B.	In consultation with the Board Chair and the Chief Executive Officer, ensure that there is an effective relationship between management and the members of the Audit Committee;
C.	Chair meetings of the Audit Committee;
D.	In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Board Chair, determine the frequency, dates and locations of meetings of the Audit Committee;
E.	In consultation with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, review the annual work plan and the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;
F.	Ensure, in consultation with the Board Chair, that all items requiring the Audit Committee’s approval are appropriately tabled;
G.	Ensure the proper flow of information to the Audit Committee and review, with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, the adequacy and timing of materials in support of management’s proposals;
H.	Report to the Board of Directors on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board of Directors following any meeting of the Audit Committee; and
I.	Carry out any special assignments or any functions as requested by the Board of Directors.
VII.	Term
The members of the Audit Committee shall be appointed or changed by resolution of the Board of Directors to hold office from the time of their appointment until the next annual general meeting of the shareholders or until their successors are so appointed.
VIII.	Procedures for meetings
The Audit Committee shall fix its own procedure at meetings and for the calling of meetings. The Audit Committee shall meet separately in executive session in the absence of management, internal audit and the shareholders’ auditor, at each regularly scheduled meeting.
IX.	Quorum and voting
Unless otherwise determined from time to time by resolution of the Board of Directors, two members of the Audit Committee shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Audit Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.
X.	Secretary
Unless otherwise determined by resolution of the Board of Directors, the Corporate Secretary of the Corporation or his/her delegate shall be the Secretary of the Audit Committee.
XI.	Vacancies
Vacancies at any time occurring shall be filled by resolution of the Board of Directors.
XII.	Records
The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board of Directors as appropriate.

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